EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") condensed consolidated interim financial statements for the three and six months ended June 30, 2021, and the most recently issued annual Consolidated Financial Statements for the year ended December 31, 2020 ("Consolidated Financial Statements"). (All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A include:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net debt;
•Net free cash flow; and
•Average realized price per ounce of gold/silver sold

Reconciliations and descriptions associated with the above performance measures can be found in Section 11: Non-GAAP Financial Performance Measures & Additional Subtotals in Financial Statements in this MD&A. Each non-GAAP financial performance measure has been annotated with a reference to endnote (1) on the final page of this MD&A.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources can be found in Section 12: Disclosure Controls and Procedures in this MD&A.

Endnotes can be found on the final page of this MD&A.

1.     HIGHLIGHTS AND RELEVANT UPDATES

For the three months ended June 30, 2021 unless otherwise noted

Operational, Earnings and Cash Flow Highlights:

•Gold production of 217,402 ounces exceeded plan, following standout performances from Canadian Malartic, Jacobina, El Peñón and Minera Florida. In particular, both Canadian Malartic and Jacobina second quarter production reached all-time records with 92,106 and 47,503 ounces of gold, respectively.

•Silver production of 1,628,078 ounces.

•GEO(2) production of 241,341 ounces, in line with plan.

•GEO(2) production of 473,329 for the six months ended June 30, 2021, including 418,518 ounces of gold and 3,753,325 ounces of silver, was in line with plan. The Company remains well positioned to achieve guidance for the year of 1,000,000 GEO, underpinned by strong momentum at Jacobina, Canadian Malartic and Minera Florida, as well as an anticipated strong second half of the year at El Peñón as previously guided and at Cerro Moro. El Peñón is slightly ahead of plan in relation to guided values for the first half of the year, and approximately 57% of the annual production for the El Peñón mine is expected in the third and fourth quarters.

•Quarterly total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis were $1,170, $720, and $1,081 respectively, which on a consolidated basis were in line with plan, and in the case of AISC(1), better than the comparative period. Total cost of sales, cash costs(1) and AISC(1) were $1,148, $709 and $1,064 respectively, for the six months ended June 30, 2021, which were also in line with or better than plan and the comparative period. Both the quarterly and year to date per GEO(2) costs were positively impacted by the strong momentum at Jacobina, Canadian Malartic and Minera Florida, partially offset by Cerro Moro. At Cerro Moro, during a period of adverse weather conditions limiting travel to site and impacting shift changes, the Company made certain health, safety and other site improvements originally slated for the second half of the year, which will benefit future quarters.

•Year-to-date costs are in line with or better than plan, with minimal impact from inflationary pressures. The Company expects per GEO(2) costs to improve in the second half of the year as higher production is expected. Inflationary
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pressures have been mostly absent, although more recently the Company has begun observing inflationary pressures on certain consumables, namely steel which impacts grinding media costs, higher diesel and other oil-based derivative prices, as well as higher ammonium nitrate prices which impact the cost of explosives, among other less significant items. These higher prices, along with stronger foreign exchange rates than those realized earlier in the year, are expected to have an impact on costs and partially offset the per GEO(2) cost decreases resulting from higher production in the second half of the year, were they to persist for the balance of 2021. At this point, while the Company believes it is reasonable to assume that some of these inflationary pressures will persist for the balance of the year, their impact on the Company’s cost structure is uncertain, although it is not expected to be significant.

•Strong cash flows from operating activities of $153.5 million and cash flows from operating activities before net change in working capital(1) of $167.8 million.

•With production and costs in line with plan for the first half of the year, the Company anticipates stronger production, lower unit costs and increased cash flow in the third and fourth quarters.

•Net free cash flow(1) of $96.3 million increased by $36.0 million or 60% in relation to the comparative prior year quarter. The increase is attributable to higher sales and higher metal prices, with costs that have remained relatively stable.

•Mine operating earnings of $142.3 million increased by $60.7 million or 74% in relation to the comparative prior year quarter. The increase is related to the strong precious metal price environment, and strong operational performances from the mines resulting in higher gold production at comparable costs. Prior year production was impacted by COVID-19 related suspensions and restrictions.

•Earnings before taxes of $87.3 million increased significantly in relation to the comparative period earnings before taxes of $9.7 million. A non-cash accounting deferred income tax expense of $145.3 million, predominantly associated with an increase in income tax rates in Argentina as applied to certain non-producing assets (namely Suyai and MARA), reduced earnings for the period as under accounting principles, the difference between accounting carrying values and tax basis requires recalculation although not payment of deferred income taxes. Future cash payments associated with the deferred income tax liability are not expected. The net loss(3) of $43.9 million or $0.05 per share basic and diluted, compared to nil or nil per share basic and diluted in the comparative prior year quarter, was impacted by $110.7 million of non-cash income tax items attributable to Yamana Gold Inc. equity holders, primarily driven by the aforementioned tax rate change. Adjusting items of $114.6 million(3), that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates, decreased net loss(3) for the current period. For a complete list of adjustments attributable to Yamana Gold Inc. equity holders, refer to the Financial highlights section below.

Capital Allocation Highlights:

•As at June 30, 2021, the Company had cash and cash equivalents of $702.0 million, including $223.4 million available for utilization by the MARA Project, representing an increase of approximately 8% over December 31, 2020. The remainder of cash and cash equivalents of $478.6 million, along with further liquidity and incoming cash flows, is expected to be more than sufficient to fully fund the Company's business and capital allocation objectives.

•The capital allocation priorities of the Company continue to be as follows:

◦Development, expansion and exploration self-funding with priority projects including:
▪Wasamac, and the positive development decision on this wholly owned project,
▪Development of the Odyssey underground project at Canadian Malartic,
▪The Jacobina phased expansions and their reduced capital requirements discussed below,
▪Advancement of the copper/gold MARA project through feasibility and permitting,
▪Along with our partner determining the merits of the advancement of the Suyai project, and
▪The generative exploration portfolio.

◦Return of Capital to Shareholders
▪As part of the Company's progressive approach to its dividend policy and returns to shareholders, the Company's Board of Directors approved an increased quarterly dividend of $0.03 per share (annual $0.12 per share) which represents an increase of nearly 15% from the previous level and the sixth dividend increase since the second quarter of 2019, representing a cumulative increase of 500%. The Company considers dividends an important component of returns on investment for shareholders, and has previously indicated that its policy is that as its cash flows and cash balances increase, as its balance sheet continues to improve, and as debt service decreases, the Company would evaluate further increases of its dividend. The most recent dividend increase reflects improved cash flows and increased cash balances, along with other realized and anticipated strengthening of the Company's financial position. While the Company has relied over the last several years on maintaining certain levels of cash on hand to secure payment of the dividend independently of changes in gold prices,
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with improvements in cash flows and certainty of modest, manageable annual capital expenses for its growth projects, with the completion of various definitive studies relating to those growth projects, the Company has concluded that it is able to fund its dividend at current or substantially lower gold prices. The Company conducts sensitivities on its capital allocations, including ability to fund and pay dividends, at various gold prices as low as $1,350 per ounce.
▪Concurrently, the Company also today announced that it will make a normal-course issuer bid (“NCIB”) to purchase up to 48,321,676 common shares of the Company representing up to 5% of the Company’s current issued and outstanding common shares, in open market transactions through the facilities of the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (the “NYSE”) and alternative Canadian trading systems, subject to TSX approval. The Company will be permitted to make purchases under the NCIB over a period of twelve months commencing on August 4, 2021 and expiring no later than August 3, 2022.
▪For further information on the Company's approach to maximizing cash returns to shareholders, refer to Section 2: Core Business, Strategy and Outlook.

◦Debt Reduction and Balance Sheet Improvements
▪Net debt(1) decreased by $22.8 million in the quarter to $516.3 million, which further advances the Company's significant debt and balance sheet improvements and its objective of achieving a positive net cash(1) position, which is well ahead of schedule. The Company achieved its former financial management objective of a net debt leverage ratio of below 1.0x when assuming a bottom-of-cycle gold price of $1,350 per ounce during 2020.
▪The Company believes that a resilient balance sheet requires low leverage and a manageable maturity profile, and the Company will continue to look into opportunities to improve the terms of debt and assess how to best take advantage of current market conditions. This can include increasing tenor and reducing carrying costs, the result of which is more cash available which could be, among other alternatives, allocated to shareholders as dividends and stock buybacks through normal-course issuer bids.

Strategic Developments, Construction Developments and Advanced Stage Projects:

•Acquisition of Wasamac Project, Positive Development Decision and Positive Study Results

◦On July 19, 2021, the Company issued the press release "Yamana Gold Announces Positive Development Decision On Its Wholly-owned Wasamac Project Based on Positive Results From Several Studies Showing Higher Average Daily Throughput, Increased Mineral Reserves, Increased Average Annual Production And Strong, Increased Cash Flows". In the press release, the Company announced the results of several studies on the Company’s wholly-owned Wasamac project in the Abitibi-Témiscamingue Region of Quebec, Canada, intended to corroborate diligence reviews conducted by the Company on its purchase of the Wasamac project in early 2021, and update a historical feasibility study. These studies updated the baseline technical and financial aspects of the Wasamac project that now underpin the decision to advance the project to production. The results from all studies were consistent with the Company’s conclusions in its diligence reviews relating to the purchase of Wasamac and, in some cases, are better than the conclusions from those reviews. The Wasamac project further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi-Témiscamingue Region, where Yamana has deep operational and technical expertise and experience.

◦Yamana expects to receive all permits and certificates of authorization required for project construction by the third quarter of 2024. Construction time to processing plant commissioning is estimated at approximately two-and-a-half years, with the underground crusher and conveyor system scheduled for commissioning six months later. First gold production is scheduled for the fourth quarter of 2026, with commercial production planned for the fourth quarter of 2027, however, the Company has already identified opportunities to improve the production ramp-up and decrease the processing plant construction period, which would improve significantly over the FS’s base case production profile. To increase the level of confidence in metallurgical and geomechanical assumptions, Yamana is considering the recommendation for an underground bulk sample, which could commence earlier on a separate environmental permit. The bulk sample would require ramp access to the underground mineralization. As part of the studies, the following optimization highlights were provided:

•Mineral reserves of 1.91 million gold ounces at an unchanged average gold grade of 2.56 g/t for an initial mine life of 10 years.
•Rapid production ramp-up in first year followed by sustained gold production of approximately 200,000 ounces per year for at least the next four years. Including the ramp-up phase, average annual production for the first five years of operation is expected to be 184,000 ounces.
•Average life of mine (“LOM”) gold production of 169,000 ounces per year, with average throughput of 7,000 tonnes per day (“tpd”).
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•Optimized mining method and mining sequence, utilizing a combination of longitudinal and transverse stoping with paste fill, which resulted in a higher production rate, reduced dilution, and a 26% reduction in LOM development metres.
•Initial capital cost is expected to be relatively modest for a 7,000 tpd underground operation, at approximately $416 million. The Company undertook extensive due diligence relating to the acquisition of Wasamac and identified several opportunities for optimizations and improvements; the updated studies confirmed the opportunities for optimizations.
•The Company plans to fully fund development with available cash and cash flows.
•Total LOM sustaining capital estimated at $318 million primarily for underground mine development and mobile equipment.
•LOM cash costs(1) and AISC(1) of $640 per ounce and $828 per ounce, respectively, remaining well below the Company average, reflecting the application of more conservative cost assumptions to de-risk the project and align with Yamana's benchmark costs.
•Robust project economics including net present value (“NPV”) of $254 million with an after-tax internal rate of return (“IRR”) of 16.1% at $1,550 per ounce of gold and NPV of $470 million and after-tax IRR of 24% at $1,850 per ounce of gold based on mineral reserves and excluding future upside potential from encouraging exploration prospects.
•As of 2028, Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground at Canadian Malartic, is expected to climb to approximately 450,000-500,000 ounces and remain at this level through 2035.
•Wasamac is designed as a modern underground operation with a small footprint and minimal infrastructure on the south of the Route 117 highway. Tailings will be deposited underground as paste fill and in a filtered dry-stack tailings storage facility approximately six kilometres northwest of the processing plant.
•Use of an underground conveyor, electric mining equipment and high-efficiency ventilation fans to minimize carbon emissions, with further electrification planned as new technology becomes commercially available between now and project execution.
•Using a conveyor rather than diesel trucks to transport ore to surface is expected to reduce CO2 emissions by more than 2,200 tonnes per year, equivalent to taking 500 cars off the road. Over the LOM, the Company expects to reduce CO2 emissions by more than 20,000 tonnes.

◦There is excellent potential for significant future exploration success and mineral resource conversion, with the Wasamac deposit remaining open at depth and along strike. A planned infill and exploration drilling campaign to generate additional mineral reserves has the potential to sustain a 200,000 ounce production level for an extended period and support a strategic mine life of more than 15 years. Preliminary plans include 120,000 metres of drilling in 2021 and 2022 with a budget of $15 million over the two-year period.

◦Lastly, there are further optimization and life extension opportunities for further conversion of mineral resources to mineral reserves is expected through engineering, especially surrounding the historic mining zone, the utilization of the full design capacity of 7,500 tpd that could increase annual gold production, additional metallurgical drilling and test work to be carried out to evaluate the potential increase in gold recovery through the installation of a flotation and concentrate leach circuit and opportunities to accelerate the project execution plan to bring forward first gold production. Future infill drilling programs will include assaying for silver, which has the potential to improve project economics and reduce AISC(1).

◦The Company completed the acquisition of the Wasamac property and the Camflo property and mill on January 21, 2021 through the acquisition of all of the outstanding shares of Monarch Gold not owned by Yamana. To complete the acquisition, the Company issued 11,608,195 Yamana shares, paid $46.9 million (C$59.3 million) in cash, and issued 383,764 replacement warrants, for total consideration paid of $108.6 million. During the second quarter of 2021, the Camflo property was sold to the Canadian Malartic General Partnership in which, the Company has a 50% interest. The value of the Camflo Assets acquired and the proceeds for which they were subsequently disposed were consistent with each other and not material.

•Acquisition of Francoeur, Arntfield and Lac Fortune Properties

◦On June 21, 2021, the Company entered into a Definitive Purchase Agreement to acquire the Francoeur, Arntfield and Lac Fortune properties from Globex Mining Enterprises Inc. (“Globex”). The Francoeur property is located adjacent to Yamana’s Wasamac project and covers the western extension of the Wasa shear zone. This acquisition adds six kilometres of highly prospective strike length for exploration efforts to increase overall resources adjacent to a major asset and to extend the Wasamac mine life.

◦The property also covers several historical gold producers located along the Wasa shear zone and notwithstanding past production, exploration will build on a historical drill database of 1,024 drill holes by drilling several high potential targets with significant gold intercepts located outside of the historically mined areas as well as extending known mineral resources. Wasamac, Francoeur and Arntfield have recorded past production of
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over 720,000 ounces of gold, with Francoeur and Arntfield contributing ounces at a grade of 6.2 g/t and 4 g/t of gold, respectively*. Further, Francoeur currently has a historic mineral resource of approximately 66,600 ounces of gold at a grade of 6.5 g/t of gold in the measured and indicated categories*. Mineralization along the Wasa shear zone has been exposed in trenches recently completed by Globex and is very similar in character to the Wasamac resource mineralization indicating the strong exploration potential of the property.

◦Given the proximity to Canadian Malartic of a block acquired as part of the transaction, which has several positive historical drill intercepts, consideration is being given for a potential transfer into the Canadian Malartic General Partnership exploration program. This would modestly decrease the acquisition cost for the Company.

◦Consideration for the transaction comprises C$4 million on close (shares valued at C$3.8 million on close), and further amounts in cash or shares as follows: C$3 million on the first anniversary, C$2 million on the second anniversary and C$3 million in each of the third and fourth anniversaries. Further, a 2% Gross Metal Royalty was issued to Globex on all properties with a 0.5% buyback for C$1.5 million.

*    Historical production for the Francoeur and Arntfield mines is from the Francoeur NI 43-101 Technical Report published by Richmont Mines in August 2012; Historical production for the Wasamac mine is from the Wasamac NI 43-101 Technical Report published by Monarch Gold in December 2018. Both NI 43-101 Technical Reports are available on SEDAR at www.sedar.com.

•Canadian Malartic Underground Construction Decision; Drilling Identifies A Potentially Significant Extension To The East Gouldie Zone

◦Impressive technical study results were obtained in early February of 2021, and the Company and its partner made a positive construction decision of the Odyssey project at Canadian Malartic, with first production from the Odyssey South deposit expected in 2023. A NI 43-101 technical report for the Canadian Malartic operation was completed in March 2021, which includes a full summary of the Odyssey underground project. The project demonstrates robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. On a 100% basis, production from open pit mining from 2021 through 2028 is expected to be approximately 3.9 million ounces. Whereas the Company had originally considered a production platform for the new underground mine conservatively in the range of 450,000 ounces per year, the mine plan now supports annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis. Further extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. The project mine plan currently only includes 0.4 million ounces of the project’s 0.8 million ounces of Indicated Mineral Resources and 6.9 million ounces of the project’s 13.5 million ounces of Inferred Mineral Resources. The upside is expected to be realized through infill drilling to improve geological confidence, exploration drilling to extend known deposits and make new discoveries and engineering, especially close to historical underground excavations and at depth at East Malartic.

◦The Company and its partner note that several key processes and activities are progressing as planned:
▪Overburden excavation and grouting were completed to prepare for construction of the production shaft and headframe.
▪Underground ramp development is ahead of schedule with approximately 764 linear metres of development now completed during 2021 (1,587 linear metres total). Development of the exploration ramp is anticipated to take approximately two years to complete, with the first drilling platform established in early July.
▪Odyssey human resources ramp-up is progressing on target, with over 200 employees and contractors hired in a variety of functions including mine development, surface construction and resource development.
▪Permitting is advancing as expected, with the approval of Provincial Highway 117’s left-turn lane construction for 2021 signed by the Minister. Construction is currently underway and is expected to be completed by the end of the year. Decree amendment analysis and mining leases are currently under discussion with the relevant authorities.
▪During the second quarter, the shaft collar construction was completed, and engineering progress occurred on the headframe and hoist rooms, paste plant, power line/substation and surface workshop/warehouse. The headframe and hoist room construction is slated to begin in the third quarter of 2021.
▪Procurement progressed well during the quarter, with the main highlights being the purchase of the sinking hoist, contract for the auxiliary hoist being awarded, and tenders sent for the service hoist, production hoist. Lastly, the first bids for tender for the mobile underground fleet have been received and are being analyzed.

◦The project requires modest capital in any given year which is manageable and fully funded using Canadian Malartic's cash on hand and free cash flow generation, with no external funding required. Initial capital expenditures and other growth capital expenditures, on a 50% (and 100%) basis, are as follows in millions of dollars: $56.9 ($113.8), $102.0 ($204.0) and $68.4 ($136.8) for 2021 through 2023 respectively, an average of $81.9 ($163.8) per year from 2024 through 2026, and $104.5 ($209.0) and $90.2 ($180.3) during 2027 and 2028,
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respectively. Furthermore, underground gold production during the 2021 to 2028 construction period is expected to start in 2023 and total on a 50% (and 100%) basis 466,000 (932,000) ounces at cash costs of approximately $800 per ounce. Although the aforementioned costs do not include any offsetting net proceeds from pre-commercial production due to upcoming amendments to the relevant accounting standard(4), which represents a practical consequence of IFRS application, net proceeds from the sale of these ounces would significantly reduce the cash requirements for the construction of the project which, assuming the gold price used in the financial analysis for the project of $1,550 per ounce, would reduce the projected capital requirements in half.

•Jacobina Processing Capacity Optimization, Expansion and Update on Phases

◦Successful trials conducted at Jacobina during the second quarter demonstrate that the processing plant can consistently and reliably achieve a daily operating throughput above 8,000 tonnes per day, significantly higher than nameplate capacity, and a monthly average of at least 7,500 tpd, as was achieved in May of this year.

◦The Company will achieve the Phase 2 rate of 8,500 tpd by implementing a simplified approach of debottlenecking and incremental operational improvements, without requiring the installation of an additional ball mill. This approach is expected to significantly reduce capital expenditure, increases energy efficiency, and de-risk the project.

◦Capital costs are expected to be significantly lower than the original planned capital estimated in the Phase 2 pre-feasibility study, an amount not exceeding $15 million to $20 million.

◦Jacobina continues to work closely with regulatory authorities to increase the permitted throughput to 8,500 tpd and has the potential to achieve the Phase 2 objectives earlier than planned. Subject to successful completion of required permit modifications, Jacobina would begin processing at the new Phase 2 rate by the second half of 2023.

◦Engineering for the Phase 3 expansion to 10,000 tpd will advance in parallel with the Phase 2 expansion, with the plant modification originally planned for Phase 2 now considered adequate for Phase 3. A FS for Phase 3 is scheduled for completion in 2023 and project commissioning is still on track for 2027.

◦As the Company’s expansion strategy is well advanced, Jacobina is now seen as a multi-decade, low cost operation with a planned production level of at least 230,000 ounces per year, with annualized production achieving this level by the second half of 2023.

◦Lastly, to complement the Jacobina phased expansion, Yamana has adopted a comprehensive Jacobina LOM tailings management strategy, that substitutes surface deposition of tailings, with underground tailings disposal as backfill. The Company has initiated several studies to ensure long-term sustainability and to reduce the environmental footprint of the operation. Test work conducted in 2020 confirmed that both paste backfill and hydraulic backfill are technically feasible options for disposal of tailings into underground voids, thereby minimizing the quantity of tailings stored on surface. Additionally, use of backfill is expected to improve underground stope stability and minimize the requirements to leave behind pillars in ore, resulting in increased mining recovery and reduced dilution.

◦Please refer to the press release issued on July 29, 2021 by the Company, entitled "Yamana Gold Reports Significant Progress On Phase 2 Expansion At Jacobina And Strong Exploration Results For The Operation; Costs To Complete Phase 2 Significantly Reduced Compared To Original Estimate; Phase 3 Evaluation Advancing" for further details. The announcement also includes a highly positive exploration update for Jacobina that supports the phased expansion and underscores the operation's exceptional long-term growth potential and ability to further extend strategic mine life.

•MARA Project Advances

◦Subsequent to the signing of the integration agreement in late 2020, the MARA Joint Venture held by the Company (56.25%), Glencore International AG (25%) and Newmont Corporation (18.75%) continues to advance the engagement with local communities and stakeholders, advance the FS and the Project's permitting process. The FS, which will provide updated mineral reserves, production and project cost estimates for the Project, is being overseen by the Technical Committee comprised of members of the three Companies. Key technical results are expected during 2021, and the Company notes that a considerable amount of information in the PFS is already at FS level, mostly as a result of the Integration Transaction. The full FS report and submission of the environmental and social impact assessment ("ESIA") are expected in late 2022.

◦After obtaining all required permits from the respective authorities including citizen participation and social consultation seminars, the MARA Project began activities at site. Work continued to progress well during the quarter, including environmental base line studies and sampling, as well as geotechnical, hydrological and other
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field engineering activities. The metallurgical drilling program at the Agua Rica site is well underway, reaching 1,410 meters in 7 drillholes by the end of the second quarter, with the remaining drillholes to be completed early in the third quarter. The drilling activities will continue with the geotechnical program to support the FS, and the Company is reviewing a drilling program for resource delineation and resource expansion drilling for later in the year. Confirmatory metallurgical test-work for the newly collected samples is being advanced at two prominent laboratories in British Columbia, Canada.

◦MARA is the combined project comprised of the Agua Rica site, Alumbrera site as well as the Alumbrera plant and ancillary buildings and facilities. The MARA Project will rely on processing ore from the Agua Rica mine at the Alumbrera plant in the Catamarca Province of Argentina. The project design minimizes the environmental footprint of the project incorporating the input of local stakeholders. MARA is planned to be a multi-decade, low cost copper-gold operation with annual production in the first ten years of 556 million pounds of copper equivalent and a life of mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and will be one of the lowest capital intensity of the comparable projects globally. The MARA Project represents both a significant strategic value opportunity and a solid development and growth project, which the Company intends to continue to advance through the development and value realization process, through Yamana’s controlling interest in the project.

•Upcoming Exploration Updates

◦The Company will be providing a comprehensive exploration update in early September of 2021 on its operating mines and projects.

For full details on the aforementioned updates, please refer to Section 5: Construction, Development and Other Initiatives.

OPERATING

Second quarter GEO(2) production of 241,341 ounces was in line with plan and greatly exceeded prior year production of 183,582 ounces. Strong gold production performances were delivered by Canadian Malartic, Jacobina, El Peñón and Minera Florida all of which exceeded plan. GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 68.01 for the three months ended June 30, 2021, and 105.14 for the three months ended June 30, 2020. GEO calculations are based on an average market gold to silver price ratio for the relevant period.

Second quarter total cost of sales, cash costs(1), and AISC(1) on a per GEO(2) basis were $1,170, $720, and $1,081 respectively, in line with plan, and in the case of AISC, better than the comparative costs per GEO(2).

GEO(2) production of 473,329 ounces during the six months ended June 30, 2021 was in line with plan and greatly exceeded prior year production of 405,328 ounces. The Company remains well positioned to achieve guidance for the year of 1,000,000 GEO, underpinned by strong momentum at Jacobina, Canadian Malartic and Minera Florida, as well as an anticipated strong second half of the year at El Peñón and Cerro Moro. El Peñón is slightly ahead of plan in relation to guided values for the first half of the year, and approximately 57% of the annual production is expected in the third and fourth quarters. GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 68.48 for the six months ended June 30, 2021, and 99.69 for the six months ended June 30, 2020. GEO calculations are based on an average market gold to silver price ratio for the relevant period.

For the six months ended June 30, 2021, total cost of sales, cash costs(1), and AISC(1) on a per GEO(2) basis were $1,148, $709, and $1,064 respectively, in line with plan, and in the case of AISC, better than the comparative costs per GEO(2).

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	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
GEO
Production(5)	241,341	183,582	473,329	405,328
Sales(5)	241,481	176,758	476,215	399,113
Per GEO sold data
Total cost of sales	$1,170	$1,146	$1,148	$1,144
Cash costs(1)	$720	$715	$709	$703
AISC(1)	$1,081	$1,125	$1,064	$1,074
Gold
Production (ounces)(5)	217,402	164,141	418,518	356,379
Sales (ounces)(5)	216,039	155,137	419,579	348,953
Revenue per ounce	$1,817	$1,713	$1,805	$1,644
Average realized price per ounce(1)	$1,817	$1,713	$1,805	$1,644
Average market price per ounce*	$1,816	$1,711	$1,807	$1,647
Silver
Production (ounces)	1,628,078	2,007,809	3,753,325	4,738,660
Sales (ounces)**	1,731,620	2,240,432	3,861,806	4,911,571
Revenue per ounce	$25.96	$16.83	$26.43	$17.55
Average realized price per ounce(1)	$26.05	$16.83	$25.84	$17.16
Average market price per ounce*	$26.69	$16.33	$26.49	$16.63
*    Source of information: Bloomberg.
**    Included in the three and six months ended June 30, 2021 silver sales ounces are 300,000 and 635,699 ounces respectively, delivered under the silver streaming arrangement (2020: 273,923 and 573,923 ounces, respectively).

HEALTH, SAFETY, AND SUSTAINABLE DEVELOPMENT

Health, safety and sustainable development ("HSSD") approaches are guided by our corporate-level standards and programs; these are integrated into all of our operations, development projects, and exploration activities. Yamana recognizes the importance of striving to meet and exceed its HSSD responsibilities and objectives, and the role these efforts have in delivering on the overall objective of creating value for all stakeholders. Over the past 18 months, one of our most important considerations, in addition to our on-going priorities of safeguarding worker health and safety, protecting the environment and building privilege to operate with host communities has been our response to the global COVID-19 pandemic.

Though our active responses to COVID-19, the Company has demonstrated its commitment to environmental, social and governance ("ESG") excellence in action and resilience. Consistent with its mission to mine precious metals profitably and responsibly, the Company is prepared to forego production as a way to safeguard its efforts to promote health, safety and well-being of its workforce and host communities.

Since the emergence of the global COVID-19 pandemic, the Company’s crisis response team, the members of which are its senior executives and operational leaders, has taken quick and decisive action to respond to the pandemic during a fluid and fast-moving environment. The Company has adjusted and managed its business effectively during this period, mitigating risks and further advancing opportunities, while ensuring the health and safety of employees, contractors and host communities.

The Company responded rapidly to the COVID-19 pandemic and has been successful in limiting the spread of COVID-19. There have been confirmed worker cases at sites and in the communities surrounding the Company's operations; with the implementation of prevention, monitoring, testing, quarantine and contact tracing protocols, the Company has been able to isolate incidents of infection and limit their spread. Overall, the number of infected persons is not significant at sites and the Company continues to monitor the recoveries of those infected. In the second quarter of 2021, the number of employees infected with COVID-19 generally diminished, primarily because of efforts made during this period, as well as increased access to vaccinations in some locations. The Company continues to actively monitor the caseloads in South America, government responses, vaccination availability and to work closely with local and regional governments to ensure prevention procedures are adhered to. We are also continuing our offers of healthcare and other assistance which, in some cases, includes vaccination assistance to local governments. Staff at offices continue to primarily work remotely and the Company expects a phased re-opening of offices, in line with government mandates, as COVID-19 caseloads decline and vaccination rates increase.

The Company is committed to supporting local health services in vaccination efforts and is working to promote vaccination of employees and host communities where possible. Government-sanctioned vaccination programs have begun for employees and contractors at our Chilean operations Minera Florida and El Peñón. Elsewhere, the Company is working with local governments and healthcare services to build capacity to manage vaccination logistics once vaccines become available.
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We continue to manage our business in a way that respects, and is mindful of, the impact that COVID-19 has had and could have on host communities.

As a continuation of Yamana’s commitment to a low-carbon future, the Company has formally adopted a board-approved climate action strategy. The strategy is underpinned by adoption of two high-level targets: a science-based 2°C scenario compared to pre-industrial levels, and an aspirational net-zero 2050 target. The targets will be supported by the foundational work being performed throughout 2021 by the newly established multidisciplinary Climate Working Group, to determine our emissions baseline, develop the Greenhouse Gas (“GHG”) abatement pathways required to achieve the science-based 2°C scenario and establish preliminary, operations-specific roadmaps that describe abatement projects, estimated costs and schedules. These actions will help ensure that our long-range GHG reduction efforts are supported by practical and operationally focused short, medium and long-term actions to achieve the targets.

Other recent highlights relating to HSSD are as follows:

•The Company's Total Recordable Injury Rate was 0.58* for the first six months of 2021.
•Our climate action strategy advanced during the quarter with work to determine the baseline year and data compilation to develop abatement scenarios.
•The Company was ranked 31st in Corporate Knights magazine list of Canada’s Best 50 Corporate Citizens and first amongst Canadian mining companies. The Best 50 rankings are generated based on an evaluation of 8 environmental metrics, 5 social metrics, 6 governance metrics and 3 economic factors.
•The Company released its annual Material Issues Report and Global Reporting Initiative Report in June. These reports cover a variety of sustainability related topics and provide detailed data on the Company’s strong environmental, social and governance (ESG) performance.

(*)    Calculated on 200,000 exposure hours basis including employees and contractors. This value does not include Canadian Malartic in which we hold a 50% interest.

FINANCIAL

Earnings before taxes of $87.3 million increased significantly in relation to the comparative period earnings before taxes of $9.7 million.

A non-cash accounting deferred income tax expense of $145.3 million, predominantly associated with an increase in income tax rates in Argentina as applied to certain non-producing assets (namely Suyai and MARA), reduced earnings for the period as under accounting principles, the difference between accounting carrying values and tax basis requires recalculation although not payment of deferred income taxes. Future cash payments associated with the deferred income tax liability are not expected. Net loss(3) for the three months ended June 30, 2021 was $43.9 million or $0.05 per share basic and diluted, compared to net earnings(3) of nil or nil per share basic and diluted for the three months ended June 30, 2020. Net loss(3) for the three months ended June 30, 2021 was negatively impacted by $114.6 million of items that management believes may not be reflective of current and ongoing operations attributable to Yamana Gold Inc. equity holders and which may be used to adjust or reconcile input models in consensus estimates.

Net earnings(3) for the six months ended June 30, 2021 were $10.8 million or $0.01 per share basic and diluted, compared to net earnings(3) of $45.1 million or $0.05 per share basic and diluted for the six months ended June 30, 2020. Net loss(3) for the six months ended June 30, 2021 was negatively impacted by $127.5 million of items that management believes may not be reflective of current and ongoing operations attributable to Yamana Gold Inc. equity holders and which may be used to adjust or reconcile input models in consensus estimates.

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	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars; except per share amounts)	2021	2020	2021	2020
Net foreign exchange losses (gains)(3)	$9.1	$7.0	$12.8	$(4.5)
Share-based payments/mark-to-market of deferred share units	1.2	23.6	(2.0)	23.1
Mark-to-market (gains) losses on derivative contracts, investments and other assets and liabilities	(0.3)	(2.3)	(0.8)	0.4
Gain on discontinuation of the equity method of accounting	(9.2)	—	(10.2)	(21.3)
Temporary suspension, standby and other incremental COVID-19 costs	12.7	19.2	20.9	22.7
Other provisions, write-downs and adjustments*(3)	5.3	5.5	6.0	8.3
Non-cash tax on unrealized foreign exchange (gains) losses	(13.4)	11.8	(6.9)	42.4
Income tax effect of adjustments(3)	(1.5)	(11.3)	(1.5)	(12.4)
One-time tax adjustments (3)	110.7	9.8	109.2	7.0
Total adjustments - increase to net earnings(3)	$114.6	$63.3	$127.5	$65.7
Total adjustments - increase to net earnings(3) per share	$0.12	$0.07	$0.13	$0.07
*    This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

COVID-19 costs are disclosed as part of mine operating earnings as temporary suspension, standby and other incremental COVID-19 costs. The Company anticipates that suspension and standby costs will continue to be minimized prospectively. With increasing numbers of the population receiving the vaccine, the Company expects to see increasing immunity and corresponding decreasing caseloads, allowing for a gradual easing of our COVID-19-related controls and a reduction in associated costs toward the second half of 2021. However, there remains considerable uncertainty relating to COVID-19 which may lead to costs remaining at these levels or increasing rather than decreasing as currently contemplated. The breakdown of the periodic expenditures are as follows:

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars; unless otherwise noted)	2021	2020	2021	2020
Canadian Malartic	$0.8	$2.3	$1.4	$3.2
Jacobina	0.5	1.2	0.8	1.2
Cerro Moro	8.5	9.4	13.3	10.5
El Peñón	1.3	2.4	2.7	2.7
Minera Florida	1.6	3.9	2.7	5.1
Total temporary suspension, standby and other incremental COVID-19 costs	$12.7	$19.2	$20.9	$22.7

Despite the temporary suspension, standby, and other incremental COVID-19 costs, mine operating earnings increased by $60.7 million or 74% in the three months ended June 30, 2021 compared to the same quarter last year, primarily due to a strong precious metal price environment, and the strong operating performance from the Company's operations which greatly increased production and sales. Similarly, mine operating earnings increased by $111.0 million or 61% in the six months ended June 30, 2021 compared to the same period in 2020, due to the same reasons.

For detailed analysis on individual mines refer to Section 4: Operating Segments Performance.

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Summary of Financial Results

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars; unless otherwise noted)	2021	2020	2021	2020
Revenue	$437.4	$303.4	$859.5	$659.9
Cost of sales excluding DDA	(173.8)	(126.3)	(337.7)	(280.7)
Gross margin excluding DDA	$263.6	$177.1	$521.8	$379.2
Depletion, depreciation and amortization ("DDA")	(108.6)	(76.3)	(209.1)	(175.7)
Temporary suspension, standby and other incremental COVID-19 costs	(12.7)	(19.2)	(20.9)	(22.7)
Mine operating earnings	$142.3	$81.6	$291.8	$180.8
General and administrative	(17.0)	(25.4)	(35.3)	(41.2)
Exploration and evaluation	(7.8)	(2.9)	(13.9)	(5.5)
Share of earnings (loss) of associates	—	—	0.9	(4.1)
Other operating expenses, net	(2.3)	(17.2)	(14.7)	(6.3)
Operating earnings	$115.2	$36.1	$228.8	$123.7
Finance costs	(21.2)	(19.6)	(42.7)	(40.1)
Other (costs) income, net	(6.7)	(6.8)	(7.5)	6.8
Earnings before taxes	$87.3	$9.7	$178.6	$90.4
Income tax expense, net	(181.4)	(9.7)	(220.4)	(45.3)
Net (loss) earnings	$(94.1)	$—	$(41.8)	$45.1

Net (loss) earnings attributable to:
Yamana Gold Inc. equity holders	$(43.9)	$—	$10.8	$45.1
Non-controlling Interests	$(50.2)	$—	$(52.6)	$—
Per share data (Yamana Gold Inc. equity holders)
Net (loss) earnings(3) per share - basic and diluted	$(0.05)	$—	$0.01	$0.05
Dividends declared per share	$0.0263	$0.0156	$0.0525	$0.0281
Dividends paid per share	$0.0263	$0.0125	$0.0525	$0.0225
Weighted average number of common shares outstanding (thousands)
Basic	965,595	951,457	963,843	951,171
Diluted	965,595	953,196	964,935	952,639
Cash flows
Cash flows from operating activities	$153.5	$92.2	$313.6	$221.3
Cash flows from operating activities before net change in working capital(1)	$167.8	$118.1	$351.1	$282.4
Cash flows (used in) from investing activities	$(81.1)	$48.5	$(185.1)	$(37.1)
Cash flows used in financing activities	$(48.8)	$(140.4)	$(77.7)	$(17.0)
Net free cash flow(1)	$96.3	$60.3	$219.7	$151.2

Balance Sheet and Liquidity

As at June 30, 2021, the Company had cash and cash equivalents of $702.0 million and available credit of $750.0 million, for total available liquidity of approximately $1.5 billion. Cash balances include those held by the MARA project, which had a June 30, 2021 cash balance of $223.4 million.

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As at, (In millions of US Dollars)	June 30, 2021	December 31, 2020
Total assets	$8,558.5	$8,422.8
Total long-term liabilities	$2,812.4	$2,808.6
Total equity	$5,162.9	$5,172.3
Working capital(6)	$413.1	$476.2
Cash and cash equivalents	$702.0	$651.2
Debt (current and long-term)	$994.9	$993.8
Net debt(1)	$516.3	$565.7

Capital Expenditures

For the three months ended June 30,	2021	2020	2021	2020	2021	2020	2021	2020
(In millions of US Dollars)	Sustaining		Expansionary		Exploration		Total
Canadian Malartic(5)	$20.8	$8.1	$8.4	$4.1	$4.3	$0.3	$33.5	$12.5
Jacobina	3.3	4.7	5.4	3.6	2.1	0.7	$10.8	$9.0
Cerro Moro	8.4	4.0	0.3	0.1	1.8	2.5	$10.5	$6.6
El Peñón	9.1	6.6	1.7	—	4.8	3.8	$15.6	$10.4
Minera Florida	4.2	2.7	7.0	3.4	1.0	1.5	$12.2	$7.6
Other	0.3	0.3	7.3	2.7	3.3	0.4	$10.9	$3.4
Total	$46.1	$26.4	$30.1	$13.9	$17.2	$9.2	$93.5	$49.5

For the six months ended June 30,	2021	2020	2021	2020	2021	2020	2021	2020
(In millions of US Dollars)	Sustaining		Expansionary		Exploration		Total
Canadian Malartic(5)	$40.3	$20.4	$13.7	$9.4	$7.4	$2.7	$61.4	$32.5
Jacobina	6.0	11.4	9.6	7.9	3.4	2.7	$19.0	$22.0
Cerro Moro	15.2	11.3	0.3	0.3	3.6	5.1	$19.1	$16.7
El Peñón	18.2	14.2	4.2	—	8.6	6.4	$31.0	$20.6
Minera Florida	8.1	5.3	12.0	6.6	2.1	3.1	$22.2	$15.0
Other	0.4	0.8	12.2	6.1	8.1	2.9	$20.7	$9.8
	$88.3	$63.4	$52.0	$30.3	$33.2	$22.9	$173.4	$116.6

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (“Yamana” or the “Company”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. Yamana has a strong 10-year base case outlook with a sustainable production platform of 1 million GEO per year through 2030. Production will be underpinned by continued operational success at the Company’s existing operations, which have consistently replaced mineral reserves above depletion.

The Company is listed on the Toronto Stock Exchange (trading symbol "YRI"), the New York Stock Exchange (trading symbol "AUY"), and the London Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Jacobina mine in Brazil, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Cerro Moro mine in Argentina. On January 21, 2021 the Company completed the acquisition of the Wasamac property, a high-quality project with a significant mineral reserve and mineral resource base and excellent potential for further expansion, adding to Yamana’s pipeline of organic opportunities, significantly enhancing the Company’s future growth prospects for which a positive development decision has been made during the quarter. Following the finalization of the integration agreement in the fourth quarter of 2020, the Company also owns a 56.25% interest in the MARA Project, a large-scale copper, gold, silver and molybdenum project located in the province of Catamarca, Argentina. For full details on the Wasamac property acquisition and the MARA Project integration agreement, please refer to Section 5: Construction, Development and Other Initiatives.

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Over the years, the Company has grown and generated value through strategic acquisitions and portfolio optimizations, and by pursuing organic growth to increase cash flows and unlock value at existing mines and development assets. Looking ahead, the Company’s primary objectives include the following:

•Continued focus on the Company’s operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and key performance objectives in health, safety, and sustainable development, or ESG. Underpinning this performance is our "One Team, One Goal: Zero" vision, which reflects the Company's commitment to zero harm to employees, the environment and host communities near its operations.

•Increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties. The Company does not rely exclusively on proven and probable mineral reserves at any point to determine mine life as that would undervalue and misrepresent the potential of its operations. Similarly, the Company does not rely solely on a reserve life index to the exclusion of other measures to determine mine life, as the Company believes there are other factors that determine mine life. Where possible, the Company endeavours to increase mineral reserves early in the mine life, although the Company recognizes that often it is more cost effective and technically efficient to progressively extend mine life as, and when, mine development is advancing. This is particularly true for underground mines and prospects. The Company believes that to rely exclusively at any given point on proven and probable mineral reserves does not give sufficient allowance for discovery of new mineral resources, history of conversion of mineral resources to mineral reserves and exploration potential. For El Peñón and Minera Florida, the Company gives considerable allowance for mine life that is well in excess of mineral reserves, given the aforementioned factors of new discovery of mineral resources, historical conversion of mineral resources to mineral reserves and significant exploration potential.

•Maximizing the overall value of the Company as an enterprise, cash flows and free cash flows, and cash returns on invested capital, first on producing and then non-producing assets:

◦Within the producing portfolio, attention remains focused on per share measures related to the growth and quality of mineral reserves and mineral resources for mine life extensions and scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flows.

•For strategic assets in the portfolio, the focus is to assess the best path for creation of value for shareholders, including advancing development projects through exploration, technical/financial reviews, studies and optimizations, permitting and community engagement, and/or considering strategic alternatives to realize returns from these strategic assets. This may include developing the assets through a joint venture or other strategic arrangements, or through monetization.

•Disciplined and progressive approach to capital allocation with the following objectives in mind:

◦Advancement of the Wasamac project, the Odyssey underground project at Canadian Malartic, Jacobina phased expansion, the MARA Project, and along with our partner determining the merits of the advancement of the Suyai Project. Please refer to Section 5: Construction, Development and Other Initiatives for further details on the status and advancement plans for these assets and others.

◦Additionally, advancing the Company’s generative exploration program for the next generation of Yamana mines:
▪Move the Company’s most advanced exploration projects forward;
▪Pursue exploration and drilling programs at highly-prospective, early stage projects in the Company’s existing portfolio;
▪Expand the Company’s exploration portfolio through evaluations and targeted land acquisition.

◦Prioritizing cash returns to shareholders by delivering sustainable dividends, on the basis of dividends per GEO produced, resulting from disciplined management of financial resources and capital allocation:
•As part of the Company's progressive approach to its dividend policy and returns to shareholders, the Company's Board of Directors approved an increased quarterly dividend of $0.03 per share (annual $0.12 per share) which represents an increase of nearly 15% from the previous level and the sixth dividend increase since the second quarter of 2019, representing a cumulative increase of 500%. The Company considers dividends an important component of returns on investment for shareholders, and has previously indicated that its policy is that as its cash flows and cash balances increase, as its balance sheet continues to improve, and as debt service decreases, the Company would evaluate further increases of its dividend. The most recent dividend increase reflects improved cash flows and increased cash balances, along with other realized and anticipated strengthening of the Company's financial position. While the Company has relied over the last several years on maintaining certain levels of cash on hand to secure payment of the dividend independently of changes in gold prices, with improvements in cash flows and certainty of modest, manageable annual capital expenses for its growth projects, with the completion of various definitive studies relating to those growth projects, the
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Company has concluded that it is able to fund its dividend at current or substantially lower gold prices. The Company conducts sensitivities on its capital allocations, including ability to fund and pay dividends, at various gold prices as low as $1,350 per ounce.
▪Concurrently, the Company also today announced that it will make a normal-course issuer bid (“NCIB”) to purchase up to 48,321,676 common shares of the Company representing up to 5% of the Company’s current issued and outstanding common shares, in open market transactions through the facilities of the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (the “NYSE”) and alternative Canadian trading systems, subject to TSX approval. The Company will be permitted to make purchases under the NCIB over a period of twelve months commencing on August 4, 2021 and expiring no later than August 3, 2022.
▪The Company will continue to engage regularly with investors to ensure it is maintaining an optimal balance between the dividend amount payable and dividend sustainability, along with other methods of return of capital to shareholders, such as stock buybacks.
▪Following the Company's initial capital spending and development phase from 2003 to 2006, the Company has consistently paid dividends since 2007. As of the date of this MD&A, dividends have aggregated to over $1 billion paid over 14 years.

◦Net debt(1) decreased by $22.8 million in the quarter to $516.3 million, which further advances the Company's significant balance sheet improvements and its objective of achieving a positive net cash(1) position, which is well ahead of schedule. The Company achieved its former financial management objective of a net debt leverage ratio of below 1.0x when assuming a bottom-of-cycle gold price of $1,350 per ounce during 2020. The Company believes that a resilient balance sheet requires low leverage and a manageable maturity profile, and the Company will continue to look into opportunities to improve the terms of debt and assess how to best take advantage of current market conditions. This can include increasing tenor and reducing carrying costs, the result of which is more cash available which could be, among other alternatives, allocated to shareholders as dividends and stock buybacks through normal-course issuer bids.

Investment and Exploration Strategy

A further primary objective of the Company, although one with an intermediate to longer-term time horizon, is the advancement of its generative exploration program. The Company has an extensive exploration portfolio with well-defined exploration prospects and organic growth opportunities in all jurisdictions, with more advanced opportunities in Canada and Brazil. The objective of the generative exploration program is to advance at least one project to achieve mineral reserve and mineral resource inventories of at least 1.5 million gold equivalent ounces which the Company considers large enough to support a mine plan with annual gold production of approximately 150,000 ounces for at least eight years.

As noted, the Company is continuously reviewing its capital allocation strategy, and exploring options for funding such projects that do not draw on free cash flows. Funding strategies include, but are not limited to, proceeds from the monetization of non-cash producing assets or non-core assets that do not meet the Company's precious metal and scale requirements and, where applicable, flow-through funding arrangements. Funds are allocated to develop promising internal opportunities for organic growth through exploration and provide long term growth.

To assess these opportunities, the Company relies on an experienced local exploration team that operates in its established jurisdictions and other favourable districts in North and South America.

Every project in the generative exploration program has had some drilling, with some projects more advanced than others and as an example, Lavra Velha in Brazil. There are significant drill targets on the 55,000-hectare property, and Lavra Velha represents one of the most immediate, shorter-term opportunities to achieve the Company’s stated exploration goals given the mineral resource to date and drilling following the initial mineral resource estimate. Further, Lavra Velha is well-placed to meet the Company’s long-term objectives, as it is a shallow, flat-dipping orebody, making it ideal for open pit mining with a low strip ratio, and oxide mineralization, with potential to be processed as a heap leach operation. Therefore, the project has potential as a low capital cost, low operating cost operation. For more details, please refer to Section 6: Exploration.

The Company will also, from time to time, make investments to advance prospective exploration projects and more mature projects where it can provide value-added guidance either from the Company's exploration or technical services groups.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities will typically be funded through internal resources, meet minimum return levels that far exceed cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent
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to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

As part of this strategy, on June 21, 2021, the Company acquired the Francoeur, Arntfield and Lac Fortune properties from Globex. This acquisition adds six kilometres of highly prospective strike length for exploration efforts to increase overall resources adjacent to a major asset and to extend the Wasamac mine life.

From time to time, the Company’s strategy includes holding investments in prospective companies. This may be for several reasons such as the disposition of certain assets for shares or in other cases, resulting from an investment for portfolio purposes. The ownership of shares in the Nomad Royalty Company is an example of the former. An investment may also give the Company an opportunity to further evaluate related opportunities. Normally, these investments are held through a cycle, although are otherwise treated as any other portfolio investments. The acquisition by the Company of 24 million shares of Ascot Resources Ltd. ("Ascot") during the quarter, representing 6.4% of the outstanding shares, for aggregate consideration of $16.5 million is an example of the latter. In line with its investment strategy, the Company also holds interests in other exploration stage companies in Canada including Quebec and British Columbia, amongst other prominent areas.

Abitibi-Témiscamingue and the province of Quebec, where the Wasamac project is located, represent high-quality regions and jurisdictions for mining which have a long mining pedigree, impressive mining workforces and skilled human capital, and support responsible mining. Further, excellent infrastructure and local and provincial support of mining allows the Company to contain costs, find optimization opportunities, and manage its operations confidently and with an eye on health, safety, environment and community engagement. The focus of the Company in this geographical area is another step in its Canadian and regional strategy, and focus on this region in particular. The nature of Abitibi-Témiscamingue is prolific, with an impressive mineral endowment, where new interpretations of geology and mining skills continue to lead to new, large discoveries.

With Wasamac, Canadian Malartic and Odyssey, the Company will become one of the larger regional and national mining companies in Canada, with a threshold production of approximately 500,000 ounces of gold per year, at costs well below the Company’s and industry average. With the Company’s emphasis on free cash flow(1) generation, and focus on returns, Wasamac fits well into the Company’s corporate portfolio. As a stand-alone asset in that portfolio, the project carries a fraction of the overall value of the Company, although the Company believes there is significant upside that will increase that value and portfolio contribution. Wasamac creates a better, more established and prolific Canadian company with impressive cash flow present and future and a dominant regional presence in one of the best jurisdictions for mining in the world, which management believes supports a premium valuation for the Company.

3.    REVIEW OF FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

Revenue

In the three months ended June 30, 2021, revenue was $437.4 million compared to $303.4 million in the same period in 2020. The 44% increase was attributable to both higher gold sales volumes in the current quarter as well as higher realized prices(1) for both gold and silver compared to the first quarter of 2020. Higher sales volumes were most notable at Canadian Malartic given prior period volumes were impacted by the government mandated suspension of operations early in the second quarter of 2020 and subsequent ramp up throughout the remainder of the quarter.

For a cautionary note on non-GAAP financial performance measures and a reconciliation to average realized prices, refer to Section 11: Non-GAAP Financial Performance Measures & Additional Subtotals in Financial Statements.

Cost of Sales Excluding DDA

Cost of sales excluding DDA increased $47.5 million or 38%, compared with the same quarter in prior year, as result of higher GEO(2) production and sales levels, in line with plan.

Depletion, Depreciation and Amortization (DDA)

DDA expense increased $32.3 million or 42%, compared with the same quarter in the prior year. The increase in DDA expense was primarily attributable to the overall higher sales volumes in the current period, in particular, at Canadian Malartic given prior period volumes were impacted by the government mandated suspension of operations in March and April 2020 and subsequent ramp up throughout the remainder of the quarter.

General and Administrative

General and administrative ("G&A") expenses include expenses related to management of the business that are not part of direct mine operating costs. In the three months ended June 30, 2021, G&A expenses were $8.4 million lower than in the same period
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in 2020, predominantly due to the significant increase in the Company's share price in the second quarter of 2020, impacting non-cash shared-based compensation valuation in the prior year.

Exploration and Evaluation

Exploration and evaluation expenses of $7.8 million for the three months ended June 30, 2021 were higher than in 2020 due to increased expenditures resulting from the generative exploration program. The program is focused on advancing projects in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information please refer to Section 6: Exploration.

Other Operating Expenses

In the three months ended June 30, 2021, the Company recorded net other operating expenses of $2.3 million compared to net other operating expenses of $17.2 million for the same period in 2020. Operating expenses are comprised primarily of contributions to social and infrastructure development priorities in jurisdictions where the Company is active, business development related costs, care and maintenance expenses, changes in provisions, and mark-to-market adjustments on financial assets and liabilities. The largest expense component in the current period is related to care and maintenance expenditures at the MARA project in relation to the Alumbrera facilities of $5.6 million, of which, only 56.25% is attributable to Yamana shareholders. Total other expenses incurred in the current period were largely offset by a $9.2 million gain on discontinuation of the equity method of accounting, associated with the change in the status of the Company's investment in Nomad Royalty Company ("Nomad") during the period. The investment in Nomad is now accounted for at fair value through the statement of other comprehensive income.

Finance Costs

Finance costs were relatively consistent with the comparative quarter, as expected, increasing $1.6 million or 8% in the three months ended June 30, 2021 compared to the same period in 2020. The increase is primarily due to the unwinding of interest on asset retirement obligations, interest on lease liabilities and amortization of deferred financing, bank, financing fees and other finance costs, partially offset by the decrease in the Company's interest expense, which has decreased from the comparative period due to lower outstanding gross debt.

Other Income/Costs

Other costs were $6.7 million in the three months ended June 30, 2021, compared to other costs of $6.8 million in the comparative period. Other income/costs is comprised primarily of realized and unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The higher net costs in the current period were primarily due to higher foreign exchange losses.

Income Tax Expense

The Company recorded an income tax expense of $181.4 million for the three months ended June 30, 2021 compared to an income tax expense of $9.7 million for the three months ended June 30, 2020. The income tax provision reflects a current income tax expense of $36.1 million and a deferred income tax expense of $145.3 million, compared to a current income tax expense of $44.9 million and a deferred income tax recovery of $35.2 million for the three months ended June 30, 2020.

Included in the income tax expense for the three months ended June 30, 2021 is a deferred tax expense of $146.9 million relating to a change in tax rate in Argentina enacted on June 16, 2021 with no comparable amount for the three months ended June 30, 2020. Also included in the income tax expense are mining taxes of $11.3 million for the three months ended June 30, 2021 compared to $1.0 million for the three months ended June 30, 2020.

FOR THE SIX MONTHS ENDED JUNE 30, 2021

Revenue

For the six months ended June 30, 2021, revenue was $859.5 million compared to $659.9 million for the same period in 2020. The 30% increase was attributable to both higher gold sales volumes in the current period as well as higher realized prices(1) for both gold and silver compared to the same period in 2020. Higher sales volumes were most notable at Canadian Malartic and, to a lesser extent, Cerro Moro given prior period volumes were impacted by the government mandated suspension of operations in March and April 2020 and subsequent ramp up throughout the remainder of the period.

For a cautionary note on non-GAAP financial performance measures and a reconciliation to average realized prices, refer to Section 11: Non-GAAP Financial Performance Measures & Additional Subtotals in Financial Statements.

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Cost of Sales Excluding DDA

Cost of sales excluding DDA increased $57.0 million or 20% for the six months ended June 30, 2021 compared to the same period in 2020, primarily due to the increase in sales volumes as discussed above, and in line with plan.

Depletion, Depreciation and Amortization (DDA)

Total DDA expense increased $33.4 million or 19% for the six months ended June 30, 2021 compared to the same period in 2020, primarily due to the overall higher sales volumes in the current period, as discussed above.

General and Administrative

G&A expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the six months ended June 30, 2021, G&A expenses decreased $5.9 million or 14% compared to the same period in 2020. This was predominantly due to the significant increase in the Company's share price in the second quarter of 2020, impacting non-cash shared-based compensation valuation in the prior year.

Exploration and Evaluation

Exploration and evaluation expenses of $13.9 million for the six months ended June 30, 2021 were higher than the same period in 2020 due to increased expenditures resulting from the generative exploration program. The program is focused on advancing projects in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information please refer to Section 6: Exploration.

Share of Earnings/loss of Associates

The Company's share of net earnings related to its associates totalled $0.9 million for the six months ended June 30, 2021, and was comprised of the Company's share of earnings/loss of Nomad Royalty Company and Monarch Gold prior to ceasing to account for these investments as associates. In 2020, the Company recorded losses of $4.1 million, being the Company's share of net loss related to its former associate Leagold Mining Corporation, for the period up to March 10, 2020 when Leagold merged with Equinox Gold and Yamana ceased to have significant influence in the investee, and therefore, discontinued equity accounting for the investment using the equity method from this date. Yamana's investments in Nomad Royalty Company and Monarch Gold, were both acquired in the latter half of the second quarter of 2020, and therefore, Yamana's share of earnings of these investments in the prior period was negligible. As at June 30, 2021, Yamana no longer has any investments accounted for as associates.

Other Operating Expenses

In the six months ended June 30, 2021, the Company recorded other operating expenses of $14.7 million. In 2020, the Company recorded other operating expenses of $6.3 million. Operating expenses are comprised primarily of contributions to social and infrastructure development priorities in jurisdictions where the Company is active, business development related costs, care and maintenance expenses, changes in provisions, and mark-to-market adjustments on financial assets and liabilities. The largest expense component in the current period is related to care and maintenance expenditures at the MARA project in relation to the Alumbrera facilities of $12.5 million, of which, only 56.25% is attributable to Yamana shareholders. Total other expenses incurred in the current period were largely offset by $10.2 million in gains on discontinuation of the equity method of accounting, associated with the change in the status of the Company's investments in Nomad Royalty Company ("Nomad") and Monarch Gold during the period. The investments in Nomad and the newly formed Monarch Mining are now accounted for at fair value. In the prior period, the most significant expense components related to an $11.8 million mark to market loss on deferred share unit compensation due to the increase in the Company's share price, contributions to social and infrastructure development causes in jurisdictions where the Company is active, and various other individually insignificant operating expenses. These expenses were partially offset by a $21.3 million gain recognized upon the discontinuation of the equity method on the Company's investment in Leagold in the first quarter of 2020.

Finance Costs

Finance costs were reasonably consistent with the prior period, increasing only $2.6 million or 6% in the six months ended June 30, 2021 compared to the same period in 2020. The increase is primarily due to the unwinding of interest on asset retirement obligations, interest on lease liabilities and amortization of deferred financing, bank, financing fees and other finance costs, partially offset by the decrease in the Company's interest expense, which has decreased from the comparative period due to lower outstanding gross debt.

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Other Costs/Income, Net

Other costs were $7.5 million in the six months ended June 30, 2021, compared to other income of $6.8 million in the comparative period. Other costs/income is comprised primarily of realized and unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from year to year.

Income Tax Expense

The Company recorded an income tax expense of $220.4 million for the six months ended June 30, 2021, compared to an income tax expense of $45.3 million in 2020. The income tax provision reflects a current income tax expense of $62.2 million and a deferred income tax expense of $158.2 million compared to a current income tax expense of $62.1 million and a deferred income tax recovery of $16.8 million for the six months ended June 30, 2020.

Included in the income tax expense for the six months ended June 30, 2021 is a deferred tax expense of $146.9 million relating to a change in tax rate in Argentina enacted on June 16, 2021 with no comparable amount for the six months ended June 30, 2020. Also included in the income tax expense are mining taxes of $24.2 million for the six months ended June 30, 2021 compared to $10.3 million for the six months ended June 30, 2020.

QUARTERLY FINANCIAL SUMMARY

For the three months ended	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,
(In millions of US Dollars, except per share amounts)	2021	2021	2020	2020	2020	2020	2019	2019
Financial results
Revenue	$437.4	$422.0	$461.8	$439.4	$303.4	$356.5	$383.8	$357.8
Net (loss) earnings(3)	$(43.9)	$54.7	$103.0	$55.6	$—	$45.0	$14.6	$201.3
Net (loss) earnings(3) per share - basic and diluted	$(0.05)	$0.06	$0.11	$0.06	$—	$0.05	$0.02	$0.21

4.    OPERATING SEGMENTS PERFORMANCE

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CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited ("Agnico"), each own 50% of Canadian Malartic General Partnership (the "Partnership").

	For the three months ended June 30,		For the six months ended June 30,
Key Performance Information	2021	2020	2021	2020
Operating
Ore mined (tonnes)	2,307,090	2,350,432	4,900,584	5,386,281
Waste mined (tonnes)	1,474,788	2,059,197	2,840,419	4,712,912
Ore processed (tonnes)	2,819,347	2,353,960	5,450,675	4,810,245
GEO (Gold)
Production (ounces)(5)	92,106	56,785	181,656	121,548
Sales (ounces)(5)	94,335	46,662	182,528	113,055
Feed grade (g/t)	1.13	0.86	1.16	0.90
Recovery rate (%)	89.7	87.2	89.6	87.0
Total cost of sales per GEO sold	$1,139	$1,359	$1,105	$1,261
Cash costs per GEO sold(1)	$632	$753	$614	$732
AISC per GEO sold(1)	$911	$986	$892	$964
DDA per GEO sold	$507	$606	$491	$529
Financial (millions of US Dollars)
Revenue	$170.3	$80.4	$329.0	$185.7
Cost of sales excluding DDA	(59.6)	(35.1)	(112.1)	(82.8)
Gross margin excluding DDA	$110.7	$45.3	$216.9	$102.9
DDA	(47.8)	(28.3)	(89.6)	(59.8)
Temporary suspension, standby and other incremental COVID-19 costs	(0.8)	(2.3)	(1.4)	(3.2)
Mine operating earnings	$62.1	$14.7	$125.9	$39.9
Capital expenditures (millions of US Dollars)
Sustaining and other	$20.8	$8.1	$40.3	$20.4
Expansionary(5)	$8.4	$4.1	$13.7	$9.4
Exploration	$4.3	$0.3	$7.4	$2.7

Canadian Malartic had an exceptional second quarter, delivering record quarterly production that exceeded plan due to higher grade and recoveries from the ore found deeper in the Malartic pit. Further, production greatly exceeded the comparative period in 2020 by 62% due to the prior year's COVID-related challenges. Throughout the course of 2021 the mine will continue its transition from the Malartic pit to the Barnat pit. Canadian Malartic remains on track to complete topographic drilling and blasting at Barnat by the third quarter of 2021, while overburden removal was completed during first quarter as planned. The Company expects higher stripping than previous years in association with Barnat, and this increased stripping is expected to normalize over the following years. Additionally, the Company is undertaking the required pit pushback to obtain the optimized ounces as per the revised open pit design, which resulted in an increase of approximately 150,000 ounces of gold mineral reserves on a 50% basis.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis were in line with plan, and lower than the comparative period, a result of higher production in the current year, and fixed production costs being distributed over less ounces in the prior year. The increase in sustaining capital was as planned in the current versus comparative periods, due to the aforementioned increase in stripping. The higher absolute DDA observed in the second quarter was primarily driven by the declaration of commercial production on Barnat in the second half of 2020, upon which depletion of the deposit commenced, however DDA per GEO observed was lower as a result of the aforementioned higher production.

For information on the planned Odyssey project and other Malartic initiatives, please refer to Section 5: Construction, Development and Other Initiatives.

The main focus of exploration during the second quarter was to provide support for an aggressive infill drill program at East Gouldie, where ten diamond drill rigs have completed 58,365 metres year to date of 141,400 metres planned 2021 program. The main objective of the 2021 drilling program is to infill the core area of the inferred resource to 75 metre drill spacing from the current 150 metres spacing, as well as to provide further step out and exploration drilling. The program has added 46 new pierce points in the East Gouldie resource area. Results to date suggest very high conversion rates for both grade and tonnes with
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excellent continuity and predictability. Underground drilling was also initiated during the quarter with 2,400 metres of infill drilling completed on the Odyssey zones of 26,000 metres planned for the year. The Partnership has approved an additional $2.4 million (100% basis) to drill an additional four widely spaced pierce points into the eastern extension of the East Gouldie structure from the Rand property. This will allow for a better evaluation of the mineral inventory potential of the eastern extension and provide a solid basis for planning a 2022 drill delineation program.

Several infill holes have also cut several intercepts in a new zone, the Chert zone that lies between East Gouldie and East Malartic in the Sladen area. While wide widths at good grade were intercepted, the true width of the mineralized zone has yet to be established. Exploration also continued further east where deep drilling has intercepted East Gouldie type mineralization at depth and over 1000 metres east of the resource area. Results received from first quarter drilling at East Amphi has also returned positive results below the historical underground gold mine. As noted, Yamana will present an exploration update for all projects in early September and will report on both the infill and exploration drilling results from Canadian Malartic at that time.

East Gouldie, discovered in late 2018 at underground depths approximately 1.5 kilometres east of the Canadian Malartic and Barnat open pits, and south of the underground East Malartic and Odyssey zones, has a strike length of approximately 1,400 metres in an east-west direction and dips 60 degrees to the north, extending from 700 metres to 1,900 metres depth below surface. Mineralization remains open to depth and to the east. The zone dips toward the East Malartic zone, and may converge with East Malartic at depth. As of December 31, 2020, East Gouldie was estimated to contain inferred mineral resources of 6.4 million ounces of gold, with Yamana’s 50% interest representing 3.2 million ounces of gold contained in 31.5 million tonnes grading 3.17 g/t gold.

The infill program continues to generate excellent results demonstrating consistent grades and widths throughout the mineralized zone, further demonstrating the high quality nature of the reported inferred resource. Drilling beyond the inferred resource to the east is currently testing areas 500 metres east and west respectively of previously reported hole RD21-4680A, the initial hole into this target, generated excellent results, intersecting 2.7 g/t gold over an estimated true width of over 10.9 metres at 1,995 metres depth, including 3.1 g/t over 7.2 metres at 1,993 metres depth.

The Partnership acquired a 100% interest in the 262-hectare Rand Malartic property in March 2019 from NSR Resources for $5.0 million, with NSR Resources retaining a 2% net smelter return royalty that can be bought back in its entirety by the Partnership for $7.0 million prior to March 26, 2022.

In 2021, the Company expects to spend $11.9 million (50% basis) for 141,400 metres (100% basis) of exploration and conversion drilling on the Odyssey underground project to improve confidence in the mineral resource and to refine the geological model. The Company expects to spend a further $3.2 million (50% basis) on 32,000 metres (100% basis) of exploration drilling in 2021 to test other regional targets at Canadian Malartic, including the Rand Malartic and East Amphi properties.

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JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended June 30,		For the six months ended June 30,
Key Performance Information	2021	2020	2021	2020
Operating
Ore mined (tonnes)	606,260	620,429	1,206,533	1,226,421
Ore processed (tonnes)	654,998	624,570	1,269,316	1,220,716
GEO (Gold)
Production	47,503	45,646	90,605	89,584
Sales	47,696	45,515	90,655	89,021
Feed grade (g/t)	2.34	2.35	2.30	2.37
Recovery rate (%)	96.3	96.6	96.6	96.3
Total cost of sales per GEO sold	$931	$771	$922	$776
Cash costs per GEO sold(1)	$660	$510	$652	$511
AISC per GEO sold(1)	$824	$666	$798	$712
DDA per GEO sold	$271	$261	$270	$264
Financial (millions of US Dollars)
Revenue	$87.0	$77.9	$163.8	$147.3
Cost of sales excluding DDA	(31.5)	(23.2)	(59.1)	(45.5)
Gross margin excluding DDA	$55.5	$54.7	$104.7	$101.8
DDA	(12.9)	(11.9)	(24.5)	(23.5)
Temporary suspension, standby and other incremental COVID-19 costs	(0.5)	(1.2)	(0.8)	(1.2)
Mine operating earnings	$42.1	$41.6	$79.4	$77.1
Capital expenditures (millions of US Dollars)
Sustaining and other	$3.3	$4.7	$6.0	$11.4
Expansionary	$5.4	$3.6	$9.6	$7.9
Exploration	$2.1	$0.7	$3.4	$2.7

Jacobina exceeded its production plan, and posted record-setting quarterly gold production at 47,503 during the second quarter. Mill throughput for the quarter was well above plan, with recovery rates and grade as expected. The Jacobina processing plant continues to exceed expectations, averaging 7,500 tpd in May and approximately 7,200 tpd over the full second quarter of 2021, a 5% increase compared to the previous quarter. Throughput for the balance of the year is expected to increase to rates above those experienced in the second quarter to approximately 7,500 tpd which represents the permitted operational point. The success reflects a simplified approach to complete the Phase 2 expansion, which will be achieved through incremental debottlenecking of the processing plant and tailings system combined with operational improvements, without requiring the installation of an additional ball mill. This approach is expected to significantly reduce capital expenditures, improve energy efficiency, and de-risk the project. During the first quarter, a new Falcon concentrator and cyclone bank were installed, while an additional Knelson concentrator was installed in the second quarter. Other initiatives include an increase in the diameter of the pipeline feeding the tailings storage facility from 10 to 16 inches to relieve pipe pressures thereby increasing design limits.

For the first half of the year, ore processed exceeded ore mined by over 62,000 tonnes. This variance is associated with the Phase 2 mill throughput expansion advancing more quickly than expected. The supplementary mill feed in the second quarter came from ore in stockpiles, which had been created over several quarters for the purpose of providing mill feed to evaluate realizable throughput above the nameplate level for the plant. While this had a modest impact on unit costs per ounce, it ensures that the current plant’s optimized throughput is sustainable. With a better understanding of the sustainable throughput of the plant, the Company is now increasing mine rates to bring those in line with the higher processing rate. This is expected to be achieved by the end of 2021 at which time the Company will no longer rely on stockpiled ore. Although mining grade is expected to be in line or better than plan for the second half of the year, the stockpile reclaiming strategy will continue for the remainder of the year. Consequently, the Company anticipates continued higher throughput and increased number of ounces of production as compared to plan, although at slightly higher costs than plan, as mining rates increase. This trade off of temporarily relying on much lower grade stockpile ore in favour of throughput is a necessary part of the Phase 1 optimization and has provided operational support for the simplified Phase 2 expansion. By end of year, and in the years to follow, as mining rates match throughput, feed grade is expected to normalize without reliance on stockpiles thereby resulting in sustainable, higher production at lower unit costs.

Additionally, the Jacobina processing team continued to fine-tune the operation of the plant, optimizing the aperture of the crushers and sizing of the screens to reduce the feed size of material entering the ball mills, thereby improving milling
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performance. Furthermore, a new combination of mill liners and grinding balls allowed an increase in throughput while maintaining grinding size.

For further information on the planned Jacobina processing plant capacity optimization and expansion initiatives, as well a comprehensive tailings management strategy for long-term sustainability, please refer to Section 5: Construction, Development and Other Initiatives.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis were in line with plan in the second quarter of 2021, and the increase over the first quarter costs is attributable to the previously discussed reclaiming of the higher-cost, lower grade, surface stockpile, which will normalize thereby resulting in lower unit costs. Underground mine development work is in line with the mine plan at 1,500 metres per month, to sustain the current production rates with sufficient operational flexibility.

Exploration has ramped up in support of the phased expansion plan with results continuing to expand mineral inventory in João Belo, Canavieiras and Morro do Vento, adding high-quality mineralization close to mine infrastructure. Results also demonstrate the mine’s ability to continue to significantly grow mineral reserves and mineral resources beyond depletion, notwithstanding increasing production, underscoring Jacobina’s exceptional long-term growth potential and ability to further extend strategic mine life.

During the second quarter, approximately 7,761 metres of drilling were completed at Jacobina, including 21 drill holes totaling 6,919 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, and two drill holes totaling 842 metres of exploratory drilling, dedicated to defining new potential resources in the near mine setting.

The infill program focused on delineation of new indicated resources, targeting inferred resource areas, located around the current development. Infill drilling during the second quarter was executed at the Main Reef at Morro do Vento Norte and at João Belo South Extension (LMPC Reef). Significant, high-grade intercepts were obtained at Morro do Vento Norte, while infill drilling at João Belo South Extension also returned positive results and are expected to provide new indicated resources.

Exploration drilling activity at Jacobina in the second quarter focused on testing and drill delineation of new zones in near-mine areas at Morro do Vento Leste and at Morro do Vento Main Reef down-dip. Positive results were returned from Morro do Vento Leste, while drilling at Morro do Vento Main Reef down-dip is ongoing, targeting approximately 675 metres along strike south of historic drill hole MVTEX22 that returned an estimated true width intercept of 9.72 g/t of gold over 1.80 metres.

At Canavieiras, exploratory and conversion drilling programs have confirmed the presence of all mineralized reefs south of Canavieiras Central, expanding the mineral envelope continuously more than 500 metres southward to the northern limit of Canavieiras Sul. Drilling results from this sector have been impressive, with both the LU and MU reefs generating higher grade intercepts over wide intervals and defining high-quality mineralization close to the current mine infrastructure. Drilling completed at Canavieiras in 2021 has been modelled, and is expected to generate new indicated mineral resources by year-end.

The main reef zone at Morro do Vento has demonstrated continuity of mineralization over a large area with 2.5 kilometers of strike length and positive drilling intercepts up to 1,100 metres down dip of mine infrastructure, representing one of the most important mineralized zones of the Jacobina district. In the northern portion of Morro do Vento, the delineation drilling program has provided strong results at Main reef, indicating high grade mineralization continues down dip and remains open for growth.

Over the last two years, the Company has dedicated significant effort to exploration of the southern portion of the Jacobina district, the delineation of the recently discovered João Belo Sul sector, located two kilometres south of João Belo, and to exploring extensions of João Belo, historically the most productive mine in the complex with more than one million ounces of past production. João Belo Sul drilling has generated significant results and defined a continuous mineral envelope in the LMPC reef over a 900-meter north-south strike length and 600 metres down dip. Drilling completed at João Belo Sul is now being modelled, and is expected to provide significant new inferred resources by year-end.

Overall, exploration continues to successfully identify and define new extensions of current producing sectors of the Jacobina mine, with exceptional results replacing depletion with high-quality mineral reserves and mineral resources close to current mine infrastructure. Infill and exploration drilling will ramp up in the third quarter as additional drill rigs are added to achieve planned drilling production. Furthermore, aggressive step out exploration drilling is opening up new, extensive frontier areas available for mineral resource growth in new sectors of the property, as exemplified by recent successes at João Belo Sul and Morro do Vento Main reef. These discoveries support a strategic mine life of several decades at a production level well above the planned Phase 2 expansion annual production level of 230,000 ounces, and likely 270,000 ounces, which is the planned annual production level for the Phase 3 expansion as elaborated herein. Please refer to the press release issued on July 29, 2021 by the Company, entitled "Yamana Gold Reports Significant Progress On Phase 2 Expansion At Jacobina And Strong Exploration Results For The Operation; Costs To Complete Phase 2 Significantly Reduced Compared To Original Estimate; Phase 3 Evaluation Advancing" for further details.

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CERRO MORO, ARGENTINA

Cerro Moro is an underground and open pit gold-silver mining operation, located in the province of Santa Cruz, Argentina.

	For the three months ended June 30,		For the six months ended June 30,
Key Performance Information	2021	2020	2021	2020
Operating
Ore mined (tonnes)	77,331	42,390	153,974	129,693
Waste mined (tonnes)	816,095	827,033	1,769,262	1,962,455
Ore processed (tonnes)	84,464	37,781	176,760	130,720
GEO(2)
Production	25,313	15,451	60,553	49,092
Sales	27,443	21,310	62,319	53,021
Total cost of sales per GEO sold	$1,492	$1,507	$1,309	$1,587
Cash costs per GEO sold(1)	$1,025	$1,017	$890	$964
AISC per GEO sold(1)	$1,499	$1,450	$1,283	$1,380
DDA per GEO sold	$467	$490	$419	$622
Gold
Production (ounces)	14,488	8,175	30,698	26,918
Sales (ounces)	14,344	11,391	30,457	29,015
Feed grade (g/t)	5.69	7.37	5.74	6.93
Recovery rate (%)	93.8	91.3	94.0	92.4
Silver
Production (ounces)	736,823	730,571	2,045,926	2,105,511
Sales (ounces)	893,171	1,033,803	2,179,205	2,316,975
Feed grade (g/t)	291.07	640.79	392.03	532.14
Recovery rate (%)	93.2	93.9	91.8	94.1
Financial (millions of US Dollars)
Revenue	$48.8	$37.5	$112.8	$90.3
Cost of sales excluding DDA	(28.1)	(21.7)	(55.5)	(51.1)
Gross margin excluding DDA	$20.7	$15.8	$57.3	$39.2
DDA	(12.8)	(10.4)	(26.1)	(33.0)
Temporary suspension, standby and other incremental COVID-19 costs	(8.5)	(9.4)	(13.3)	(10.5)
Mine operating earnings (loss)	$(0.6)	$(4.0)	$17.9	$(4.3)
Capital expenditures (millions of US Dollars)
Sustaining and other	$8.4	$4.0	$15.2	$11.3
Expansionary	$0.3	$0.1	$0.3	$0.3
Exploration	$1.8	$2.5	$3.6	$5.1

Cerro Moro second quarter GEO(2) production was 25,313, with gold production of 14,488 ounces and silver production of 736,823 ounces, a significant increase as compared to 15,451 GEO(2) the prior year period. During a period of adverse weather conditions limiting travel to site and impacting shift changes and consequently workforce availability, the Company took the opportunity to temporarily suspend the underground operations to review and accelerate health, safety and other site improvements originally slated for the second half of the year, which will benefit future quarters. The opening of more mining faces and transition to more mill feed coming from underground ore, at higher grades than the open pit ore, continued in the quarter with Zoe contributions becoming more prevalent. This trend will continue throughout the second half of 2021, with most of the ore to plant coming from Escondida Far West, Zoe, Escondida Central and Escondida West.

The Company expects higher gold production in the second half of the year, with increases in grade. Over the past year, Cerro Moro has optimized the operation of the processing plant to increase daily throughput to approximately 1,100 tpd as seen in the first quarter. The mine saw linear development continue during the quarter and will continue to improve throughout the year, further supporting the much higher second half of 2021 production profile.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the second quarter were comparable to same period in 2020.

The Company is evaluating construction of a heap leach operation, a lower-cost processing alternative, that would facilitate the processing of lower-grade mineral reserves, potentially extending mine life. The evaluation is in the early stages with a
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preliminary study completed, and metallurgical lab testing currently underway. Yamana has submitted 8 samples consisting of 800 kg each to a prominent laboratory in Canada to run column tests, to evaluate the potential for heap leach recovery from near surface vein mineralization. Samples were collected from prior quarter diameter drill holes and surface trench saw cut bedrock samples. Preliminary results after 81 days of leaching have been reported and five of the zones tested returned results suggesting recoveries of over 70% could be achieved. Studies are ongoing and full results with reagent consumption and effects of grain size on recovery will be reported before year-end. The results indicate good potential for leaching of both oxidized near surface vein material, zones with hypogene oxides (hematite) and some low sulphide gold bearing veins. Following the positive preliminary metallurgical results, Yamana has planned a targeted drilling program with the objective of defining a heap-leachable inventory of 5 Mt by the end of 2022. In the first half of 2021, Yamana also completed a scoping study for a plant expansion using a more energy-efficient comminution configuration. The study indicated that a doubling of plant throughput to approximately 2,200 tpd could potentially be achieved with modest capital investment and would significantly reduce processing costs per tonne. In the second half of the year, Yamana will undertake metallurgical testing to confirm the assumption of the scoping study before advancing to the next level of engineering.

Exploration continued to ramp up with the completion of approximately 17,365 metres of drilling in 75 drill holes, including 6,604 metres of infill drilling in 38 holes, 7,400 metres of exploration drilling in 18 drill holes and 3,361 metres of scout drilling in 19 holes testing regional targets. Infill drilling utilizing two dedicated rigs was initiated in the second quarter, focusing on several sectors, including Escondida West, Central and East as well as Zoe and Veronica, targeting high quality inferred underground and open pit resources. Positive results from Escondida West and Central West indicate potential to generate new indicated resources in these sectors. Most results are pending from infill drilling completed during the second quarter at Escondida Central East, Zoe and Veronica. The infill program will continue to ramp up during the third and fourth quarters.

Exploration drilling in the second quarter continued to be focused along the core mine Escondida-Zoe structural corridor, exploring for extensions of known deposits. Drilling was completed at Escondida Far West, Escondida West, Central East, Martina, Peggy and Zoe as well as along the Naty NE structure. At Zoe West, exploration drilling has returned additional positive intercepts along the western extension. These results continue to expand the mineral envelope at depth down plunge, where mineralization remains open for further expansion. Drilling will continue to test this target during the upcoming period. At Martina, positive results were returned east along strike, defining a new zone open for further exploration.

Several regional targets continued to be advanced during the second quarter, through geological mapping, soil and rock sampling, alteration characterization, and 2,402 metres of scout drilling in 19 holes. Drilling targeted near-mine settings along the main Escondida-Zoe (Cassius, Teresa, Zoe South East) corridor, Naty NE, as well as along the regional Bahia Laura trend. A positive drill intercept was obtained south of the Escondida trend at Cassius, where strong black silica mineralization returned excellent results and follow up step out drilling is underway. The zone is located 900 metres south of Escondida and is interpreted to be a parallel mineralized trend. Regional surface work comprising geological mapping, soil and rock sampling, continued to highlight the developing Berlin trend (Bahia Laura sector) with positive results in surface soils and rock samples. This target may be tested with scout drilling in the third quarter.

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EL PEÑÓN, CHILE

El Peñón is a gold-silver mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended June 30,		For the six months ended June 30,
Key Performance Information	2021	2020	2021	2020
Operating
Ore mined (tonnes)	279,531	254,125	530,501	518,850
Ore processed (tonnes)	341,507	274,110	676,847	597,082
GEO(2)
Production	52,607	47,925	95,884	104,766
Sales	50,136	46,134	96,144	103,408
Total cost of sales per GEO sold	$1,157	$998	$1,187	$968
Cash costs per GEO sold(1)	$740	$667	$762	$633
AISC per GEO sold(1)	$1,053	$942	$1,077	$879
DDA per GEO sold	$417	$331	$426	$335
Gold
Production (ounces)	39,492	35,760	70,929	77,990
Sales (ounces)	37,794	34,432	71,370	77,254
Feed grade (g/t)	3.88	4.42	3.48	4.35
Recovery rate (%)	93.4	93.2	93.5	93.9
Silver
Production (ounces)	891,255	1,277,238	1,707,399	2,633,149
Sales (ounces)	838,449	1,206,629	1,682,601	2,594,596
Feed grade (g/t)	96.21	172.79	91.26	159.98
Recovery rate (%)	85.2	86.2	86.3	86.6
Financial (millions of US Dollars)
Revenue	$91.3	$78.3	$173.2	$170.2
Cost of sales excluding DDA	(37.1)	(30.7)	(73.2)	(65.5)
Gross margin excluding DDA	$54.2	$47.6	$100.0	$104.7
DDA	(20.9)	(15.3)	(40.9)	(34.6)
Temporary suspension, standby and other incremental COVID-19 costs	(1.3)	(2.4)	(2.7)	(2.7)
Mine operating earnings	$32.0	$29.9	$56.4	$67.4
Capital expenditures (millions of US Dollars)
Sustaining and other	$9.1	$6.6	$18.2	$14.2
Expansionary	$1.7	$—	$4.2	$—
Exploration	$4.8	$3.8	$8.6	$6.4

El Peñón had a strong second quarter, with GEO(2) production of 52,607, including gold production of 39,492 ounces, which exceeded plan, and 891,255 ounces of silver in line with plan, compared to 47,925 GEO(2) in the prior year period. The higher grade La Paloma, Quebrada Colorada Sur and Pampa Campamento Deep sectors zones will come into production in the second half of the year, contributing to higher planned production in the third and fourth quarters. The Company observed strong grades at El Peñón in June, with 4.29 g/t gold and 117.8 g/t silver. These grades were achieved ahead of plan, and trending towards the higher grades that are anticipated to be continuously observed in the third and fourth quarters. The Company expects that a strong second half of 2021 will account for approximately 57% of gold and silver production at El Peñón. The first step to unlock the opportunity to leverage the existing processing capacity at the mine and increase production is to establish additional mining sectors for increased mine production. The development of La Paloma, Quebrada Colorada Sur and Pampa Campamento Deeps is an important component of that strategy, and accessing those new areas will provide increased mining flexibility.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis were in line with plan, and higher than the comparative period as a result of the current periods planned higher development rates, allowing for access in the second half of the year that account for approximately 57% of gold and silver production. With the ongoing focus to increase mine development rates, El Peñón has increased the number of available underground production zones which are expected to support the current level of mine production and feed grades going forward. Mine development is currently occurring at a rate that exceeds 3,000 metres per month. Costs are anticipated to improve over the remainder of the year due to commensurately higher production.

During the second quarter approximately 42,176 metres of drilling were completed at El Peñón, including 23 drill holes totaling 5,340 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, 82 drill holes totaling 35,506
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metres of exploratory drilling dedicated to defining new inferred mineral resources, and 1,330 metres in 11 scout RC drill holes testing regional targets.

Infill drilling during the quarter was completed in seven sectors of the mine, with significant results from the Pampa Campamento and Dorada Footwall Oeste sectors, as well as positive results recorded in the Sorpresa sector. Success in the quarter continued to be driven in large part by testing deeper parts of known main veins, where continued drilling successes highlight the existing potential in down-dip segments of known structures which remain largely open for expansion.

Exploration drilling at El Peñón tested 20 sectors during the second quarter, generating positive results at deeper levels of the Paloma vein and defining new targets at El Valle and Pampa Campamento veins, where targets remain open for further expansion. Additionally, positive results were returned from the Ventura and Angelina sectors, and initial drilling of a new NE-striking structure, Bermuda-Providencia, also returned positive results. Recent discoveries of the NE trending El Valle-Discovery and Bermuda-Providencia systems suggests further targeting of NE structures may generate additional discoveries.

District exploration during the second quarter continues to evaluate multiple brownfield targets within the wider El Peñón district. Work completed included the aforementioned 1,330 metres of drilling in 11 scout RC holes and collection of 800 rock and 2,670 soil samples.

MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended June 30,		For the six months ended June 30,
Key Performance Information	2021	2020	2021	2020
Operating
Ore mined (tonnes)	228,294	166,286	432,952	357,587
Ore processed (tonnes)	260,423	179,739	500,445	386,922
GEO (Gold)
Production	23,813	17,775	44,631	40,338
Sales	21,871	17,137	44,569	40,608
Feed grade (g/t)	3.07	3.31	2.99	3.49
Recovery rate (%)	92.6	92.9	92.7	93.0
Total cost of sales per GEO sold	$1,338	$1,404	$1,369	$1,395
Cash costs per GEO sold(1)	$798	$907	$849	$881
AISC per GEO sold(1)	$1,147	$1,234	$1,175	$1,158
DDA per GEO sold	$540	$497	$520	$514
Financial (millions of US Dollars)
Revenue	$40.0	$29.3	$80.7	$66.4
Cost of sales excluding DDA	(17.5)	(15.6)	(37.8)	(35.8)
Gross margin excluding DDA	$22.5	$13.7	$42.9	$30.6
DDA	(11.8)	(8.5)	(23.2)	(20.9)
Temporary suspension, standby and other incremental COVID-19 costs	(1.6)	(3.9)	(2.7)	(5.1)
Mine operating earnings	$9.1	$1.3	$17.0	$4.6
Capital expenditures (millions of US Dollars)
Sustaining and other	$4.2	$2.7	$8.1	$5.3
Expansionary	$7.0	$3.4	$12.0	$6.6
Exploration	$1.0	$1.5	$2.1	$3.1

Minera Florida had a strong second quarter, with production above plan and prior year production. Linear development that is in line with the mine's strategy of increasing flexibility, continues to advance ahead of plan, and exploration results continued to demonstrate extensions of identified areas of mineralization and new discoveries. The positive results were primarily due to increased tonnes processed, largely as a result of continuing improvements in productivity with contributions from the Pataguas and Don Leopoldo mining zones, and processing tonnes were supplemented from lower grade ore and stockpiles. The Company is now reactivating and optimizing formerly decommissioned ore passes, with two ore passes already re-established, and an additional ore pass at Satellite Fantasma-Polvorin scheduled to commence construction in August. The ore passes are expected to further reduce haulage distance and increase operational flexibility as a result of additional haulage routes. Ongoing initiatives to improve development cycle times have now increased underground development beyond the previous rates of 1,200-1,300 metres per month, achieving 1,344 metres in June, at a lower unit cost, bringing forward access to new production levels and unlocking additional mining sectors. Internalization of mining activities, ongoing optimization of the haulage network, and
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increasing disposal of development waste into underground voids will further improve mine productivity going forward. A review of the processing plant in the first quarter has identified several opportunities for increased recovery and reduced operating costs. Management is currently in the process of prioritizing these opportunities, focusing on the initiatives that can be implemented quickly with minimal investment.

In line with the 10-year outlook, the plant de-bottlenecking study and preparation of the ESIA are advancing on schedule, with the objective to increase throughput from 74,500 to 100,000 tonnes per month, which would increase annual gold production to approximately 120,000 ounces. Preliminary studies indicate that the capacity of the processing plant can be increased to approximately 90,000 tonnes per month through incremental adjustments. An upgrade of the crushing circuit would be required to achieve 100,000 tonnes per month.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis were in line with plan, and lower than the comparative period, as a result of higher production, and fixed production costs being distributed over more ounces. Costs are expected to continue to improve over the remainder of the year due to higher grades, and higher silver and zinc by-product credits. In addition to the aforementioned plant improvements, the Company completed a processing plan review in the first quarter which has identified opportunities to implement cost control initiatives, currently being contemplated and which are expected to positively impact future absolute costs.

At Minera Florida, exploration activities during the second quarter consisted of approximately 13,514 metres of drilling in 71 holes completed, testing 22 targets.

Approximately 6,808 metres of infill drilling in 35 drill holes was completed at seven targets, including Fantasma, Don Leopoldo, VCN, Lissette, Dominique, Patagua – Patagua Este and VCS, with all drilling dedicated to converting inferred mineral resources to measured and indicated mineral resources. Significant intercepts were encountered in several sectors, including VCN, Satellite VCN, Patagua, Dominique, Don Leopoldo and Don Leopoldo Sur, Fantasma and Circular veins. High grade intercepts obtained from the VCN vein close to mine infrastructure provide increased current mine plan operational flexibility.

Exploration drilling in the second quarter dedicated to the definition of new inferred mineral resources included approximately 2,141 metres completed in 12 drill holes, testing the Levadura, Don Leopoldo, Patagua, Polvorin, Maqui Mila, Fantasma Este and Juan Pablo veins. Drill highlights include several high-grade intercepts generated at Don Leopoldo and Don Leopoldo Sur, Maui Mila, Fantasma Este, Ramal Patagua and newly discovered Doña Isabel vein.

District exploration activity, dedicated to the discovery of new deposits, included 4,564 metres of scout drilling in 24 holes, targeting eight sectors, including the Cucaracha, Quemazon, Don Alex, Lo Toro, Queseria, Peumo Norte, Quillayes and Los Piojos veins. Scout drilling generated high grade intercepts at Cucaracha, Cucaracha Sur and Lo Toro sectors. District exploration efforts continue to be supported by surface exploration work including geochemical sampling, Terraspec studies, and geological mapping. Continued surface exploration and mapping are being carried out at Cucaracha to help define drill targeting.

5.    CONSTRUCTION, DEVELOPMENT AND OTHER INITIATIVES

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

The Company has several construction, development and advanced stage projects underway. Notable progress relating to some of these key initiatives include, but are not limited to the following:

Wasamac Project, Canada

The Wasamac underground gold project is located 15 kilometres west of Rouyn-Noranda in the Abitibi-Témiscamingue Region of Quebec adjacent to the Trans-Canada highway and Ontario Northland rail line, and just 100 kilometres west of Yamana’s 50%-owned Canadian Malartic mine. Yamana acquired the project in January 2021, further expanding its footprint in Quebec and significantly enhancing the Company’s long-term growth prospects.

On July 19, 2021, the Company issued the press release "Yamana Gold Announces Positive Development Decision On Its Wholly-owned Wasamac Project Based on Positive Results From Several Studies Showing Higher Average Daily Throughput, Increased Mineral Reserves, Increased Average Annual Production And Strong, Increased Cash Flows". In the press release, the Company announced the results of several studies on the Company’s wholly-owned Wasamac project in the Abitibi-Témiscamingue Region of Quebec, Canada, intended to corroborate diligence reviews conducted by the Company on its purchase of the Wasamac project in early 2021 and update a historical feasibility study. These studies updated the baseline technical and financial aspects of the Wasamac project that now underpin the decision to advance the project to production. The results from all studies were consistent with the Company’s conclusions in its diligence reviews relating to the purchase of Wasamac and, in some cases, are better than the conclusions from those reviews.

Yamana expects to receive all permits and certificates of authorization required for project construction by the third quarter of 2024. Construction time to processing plant commissioning is estimated at approximately two-and-a-half years, with the
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underground crusher and conveyor system scheduled for commissioning six months later. First gold production is scheduled for the fourth quarter of 2026, with commercial production planned for the fourth quarter of 2027, however, the Company has already identified opportunities to improve the production ramp-up and decrease the processing plant construction period, which would improve significantly over the FS’s base case production profile. To increase the level of confidence in metallurgical and geomechanical assumptions, Yamana is considering the recommendation for an underground bulk sample, which could commence earlier on a separate environmental permit. The bulk sample would require ramp access to the underground mineralization.

Geological Model Refined; Mineral Reserves Increased

Globally, the Wasamac mineral inventory is largely similar to the previous model, as expected, because the geological database is unchanged, utilizing 804 drill holes for 157,991 metres of drilling. However, Yamana has successfully increased conversion of mineral resources to mineral reserves through the optimization of the mining method and mine design following an in-depth geotechnical analysis. As a result, mineral reserves have increased above the levels determined in the diligence relating to the acquisition of Wasamac by 231,000 ounces to 1.91 million ounces with an unchanged average gold grade of 2.56 g/t. Mineral reserves are estimated at a conservative gold price assumption of $1,250 per ounce, consistent with Yamana’s other operations. Please refer to the July 19, 2021 press release for complete details on the geological model and mineral reserves and mineral resource statements.

Wasamac Project Mineral Reserves Statement as at June 30, 2021	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Probable	23,168	2.56	1,910

1.The Qualified Persons for the mineral reserve estimate are Mr. Denis Gourde, P.Eng. and Sébastien Tanguay, P.Eng. (InnovExplo).
2.Mineral reserve estimate has an effective date of June 30, 2021.
3.Estimated at $1,250/oz Au using an exchange rate of $1.32:C$1.00, variable cut-off Au value from 1.45 g/t to 1.68 g/t.
4.Mineral reserve tonnage and mined metal have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.
5.Mineral reserves presented include both internal and external dilution along with mining recovery. The external dilution is estimated to be 11%. The average mining recovery factor was set at 93.6% to account for mineralized material left in the margins of the deposit in each block.

Wasamac Project Mineral Resources Statement as at June 30, 2021	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Indicated	5,769	1.76	326
Inferred	3,984	2.01	258

1.The Qualified Persons for the current mineral resource estimates are Mr. Vincent Nadeau-Benoit, P.Geo. and Alain Carrier, M.Sc., P.Geo. (InnovExplo). Mineral resources have been estimated by Yamana and independently audited and validated by InnovExplo. The mineral resource estimate follows 2019 CIM definitions and guidelines for mineral resources and are reported exclusive of mineral reserves.
2.Mineral resources were evaluated using the ordinary kriging weighting algorithm informed by capped composites and constrained by three-dimensional mineralization wireframes. Mineral resource categories were assigned using clipping boundaries. Indicated category was established for blocks interpolated during the first two passes within 40 m closest distance from a drill hole composite within the same mineralized zone. Inferred category was established for the remaining interpolated blocks inside the mineralization wireframes. A bulk density of 2.80 g/cm3 was used to convert volume to tonnage.
3.Cut-off grades, which corresponds to 75% of the cut-off grades used to estimate the mineral reserves, are variable based on the metallurgical recoveries ranging from 1.10 to 1.30 g/t Au.
4.Mineral resources are below a 32 m surface crown pillar and outside a 5 m minimum buffer around historical underground infrastructures and constrained by potentially mineable shapes based on a minimum mining width of 2 m and considering internal waste and dilution.
5.All figures are rounded to reflect the relative accuracy of the estimate. Numbers may not add up due to rounding.

Optimization Highlights

•Rapid production ramp-up in first year followed by sustained gold production of approximately 200,000 ounces per year for at least the next four years. Including the ramp-up phase, average annual production for the first five years of operation is expected to be 184,000 ounces.
•Average LOM gold production of 169,000 ounces per year over an initial 10-year life .
•Average throughput of 7,000 tpd, with the processing plant and associated infrastructure designed at a nameplate capacity of 7,500 tpd, representing further production upside.
•Optimized mining method and mining sequence, utilizing a combination of longitudinal and transverse stoping with paste fill, which resulted in a higher production rate, reduced dilution, and a 26% reduction in LOM development metres.
•Initial capital cost is expected to be relatively modest for a 7,000 tpd underground operation, at approximately $416 million. The Company undertook extensive due diligence relating to the acquisition of Wasamac and identified several opportunities for optimizations and improvements; the updated studies confirmed the opportunities for optimizations.
•The Company plans to fully fund development with available cash and cash flows.
•Total LOM sustaining capital estimated at $318 million primarily for underground mine development and mobile equipment.
•LOM cash costs(1) and AISC(1) of $640 per ounce and $828 per ounce, respectively, remaining well below the Company average, reflecting the application of more conservative cost assumptions to de-risk the project and align with benchmark costs from Yamana’s other operations.
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•Robust project economics including NPV of $254 million with an after-tax IRR of 16.1% at $1,550 per ounce of gold and NPV of $470 million and after-tax IRR of 24% at $1,850 per ounce of gold based on mineral reserves and excluding future upside potential from encouraging exploration prospects.
•As of 2028, Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground project at Canadian Malartic, is expected to climb to approximately 450,000-500,000 ounces and remain at this level through 2035.
•Wasamac is designed as a modern underground operation with a small footprint and minimal infrastructure on the south of the Route 117 highway. Tailings will be deposited underground as paste fill and in a filtered dry-stack tailings storage facility approximately six kilometres northwest of the processing plant.
•Use of an underground conveyor, electric mining equipment and high-efficiency ventilation fans to minimize energy use and carbon emissions, with further electrification planned as new technology becomes commercially available between now and project execution.
•Using a conveyor rather than diesel trucks to transport ore to surface reduces CO2 emissions by more than 2,200 tonnes per year, equivalent to taking 500 cars off the road. Over the LOM, the Company expects to reduce CO2 emissions by more than 20,000 tonnes.

Significant Exploration Mine Life Extension Upside

•Planned infill and exploration drilling campaign to generate additional mineral reserves has the potential to sustain a 200,000 ounce production level for an extended period and support a strategic mine life of more than 15 years.
•Preliminary plans include 120,000 metres of drilling in 2021 and 2022 with a budget of $15 million over the two-year period.
•Infill drilling to better delineate areas expected to be developed in the first three years of production is expected to include 30,000 metres in 2021, with a further 38,000 metres in 2022 to provide further delineation of the remaining mineral resource.
•A concurrent exploration effort will focus on expanding the current mineral resource envelopes to depths below the established mineral resource, with testing for mineralization to target poorly explored gaps between mineralized zones.
•Exploration on the broader Wasamac property is expected to include 10,000 metres in 2021 with an effort to delineate secondary zones such as Wildcat and test high priority extensions of the Wasa Shear.
•The recently acquired Francoeur, Arntfield, and Lac Fortune gold deposits, located just six kilometres from the planned Wasamac milling facilities, represent additional potential exploration upside.
•Mineralization on the Francoeur property and mineralization exposed in recent trenching at Arntfield by the property’s previous owner consists of mylotinized, albite-carbonate altered rocks with pyrite mineralization very similar to Wasamac. This shear can be traced a further six kilometres from the Wasamac-Francoeur property boundary to the west of the historic Francoeur mine.
•Several parallel shear zones at Francoeur with significant known mineralization located south of Francoeur, including Lac Fortune, and an interpreted southern splay of the Wasa Shear in the Arntfield area are excellent further targets for drilling and potential mineral resource expansion.

Further optimization and Mine Life Extension Upside

•Opportunity for further conversion of mineral resources to mineral reserves is expected through engineering, especially surrounding the historic mining zone.
•Utilization of the full design capacity of 2.74 million tonnes per year, or 7,500 tpd could increase annual gold production.
•Additional metallurgical drilling and test work will be carried out to evaluate the potential increase in gold recovery through the installation of a flotation and concentrate leach circuit.
•Opportunities to accelerate the project execution plan to bring forward first gold production.
•Silver credits have not been considered in the updated studies. Future infill drilling programs will include assaying for silver, which has the potential to improve project economics and reduce AISC(1).

Project Economics Highlights

Wasamac Project Sensitives to Gold Price (All numbers are in USD, $1.28 CAD-US exchange rate, 5% discount rate)

Gold Price (USD/oz)	$1,400	$1,550	$1,700	$1,850	$2,000
Before-tax NPV (millions)	$296.3	$477.0	$657.6	$838.2	$1,018.8
Before-tax IRR	16%	22%	27%	31%	36%
After-tax NPV (millions)	$144.4	$254.4	$363.0	$469.6	$575.0
After-tax IRR	12%	16%	20%	24%	28%
Payback period (years)	4.8	4.0	3.5	3.1	2.8

Wasamac Project Summary
(All numbers are approximate in USD)
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Estimated Total Production	1,694	thousands of gold ounces
Average metallurgical recovery	~88.7%	gold
Average annual gold production
2026	2,000 oz	(33 k. tonnes, 2.75g/t gold)
2027	120,000 oz	(1,594 k. tonnes, 2.65g/t gold)
2028 to 2031 (average per year)	200,000 oz	(2,520 k. tonnes, 2.78 g/t gold)
2032 to 2035 (average per year	171,000 oz	(2,520 k. tonnes, 2.38g/t gold)
2036	91,000 oz	(1,389 k. tonnes, 2.26 g/t gold)
Average minesite costs per tonne
Mining	$28.2	$/t milled
Processing	$12.3	$/t milled
G&A	$4.5	$/t milled
Total	$44.9	$/t milled
Average unit costs
Cash Cost	$640	$/oz
All-In Sustaining Cost	$828	$/oz
Royalty	1.5%	NSR
Mine life	10	years
Capital Expenditures
Initial Capital Expenditures	$416.3	millions
Breakdown of initial capital expenditures by year
2024	$36.5	millions
2025	$127.4	millions
2026	$252.4	millions
Breakdown of initial capital expenditures by category
Mining	$171.5	millions
Processing	$83.2	millions
Infrastructure	$48.0	millions
Indirect, EPCM & Owner’s Costs	$70.3	millions
Contingency	$43.4	millions
LOM Sustaining Capital
LOM Sustaining Capital	$318.0	millions (average $28.9 million per year)

Please refer to the July 19, 2021 press release for complete details on project economics and processing considerations.

HSEC & Permitting

Yamana is committed to developing Wasamac as a modern, compact underground operation with minimal impact on environment and the neighboring communities and industry-leading working conditions. With this objective in mind, the studies incorporate feedback received through consultation with local residents, First Nations, and authorities, while complying with Yamana’s rigorous health, safety, environment, and community relations standards. Additionally, Yamana is preparing Wasamac to be the benchmark within the Company’s portfolio and the broader industry as a low carbon emission operation, and an integral component of the Company’s climate action strategy.

The Wasamac deposit is located halfway between the Évain and Arntfield districts of Rouyn-Noranda, just south of Route 117. To minimize the impact on local residents, the processing plant and most infrastructure will be located to the north of Route 117 and material and personnel access to the underground mine will be through a decline under the highway. This solution makes the underground mine effectively invisible from surface, with the only surface infrastructure on the south of Route 117 being collars for ventilation raises for underground primary fans and a borehole for delivery of cement to the underground paste fill plant.

The Wasamac underground mine is designed to create a safe working environment and reduce consumption of non-renewable energy through the use of electric and high-efficiency equipment. Yamana has selected electric and battery-electric mobile equipment provided that the equipment is available at the required specifications. Battery-electric underground haul trucks are not yet available at the required capacity with autonomous operation so diesel trucks have been selected in combination with the underground conveyor. However, Yamana continues to collaborate with equipment suppliers with the expectation that the desired battery-electric equipment will be available before Wasamac is in operation.

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Yamana relies on a collaborative approach to ensure the success of Wasamac. In this regard, our environmental assessment process is conducted in collaboration with our neighbors and First Nations. A community relations office will soon be opening its doors to ensure constant dialogue and accessibility to our team as well as providing up-to-date information on the project. A campaign of environmental baseline monitoring and testing is currently underway with the objective of completing the EIA by the second quarter of 2022.

Please refer to the July 19, 2021 press release for complete details on HSEC and permitting considerations.

Monarch Acquisition Details

On January 21, 2021, the Company completed its acquisition of the Wasamac property and the Camflo property and mill (the “Acquisition Properties”) through the acquisition of all of the outstanding shares of Monarch Gold Corporation (“Monarch”) not owned by Yamana. Yamana previously announced that it had entered into a definitive agreement with Monarch Gold on November 2, 2020, to acquire the properties, under a plan of arrangement. In connection with the plan of arrangement, Monarch completed a spin-out (the “Spin-Out”) to its shareholders, through a newly-formed company, Monarch Mining Corporation, of its other mineral properties and certain other assets and liabilities of Monarch (collectively, the “Transaction”). The Company also acquired 6.7% of the outstanding shares of the newly-formed Monarch Mining as part of the completion of the arrangement.

Under the terms of the Transaction, Monarch shareholders received the following per Monarch share: 0.0376 of a Yamana share; C$0.192 in cash; and 0.2 of a share of Monarch Mining. Yamana issued 11,608,195 Yamana Shares, paid approximately $46.9 million (C$59.3 million) in cash, and issued 383,764 replacement warrants for total consideration paid of $108.6 million. Yamana’s consideration on close represented a value paid for the Wasamac asset of under $67 per ounce of mineral reserves and under $42 per ounce of mineral resources, based on mineral reserves and mineral resources in the FS and net of Yamana’s former Monarch interest in Wasamac.

Acquisition of Francoeur, Artnfield and Lac Fortune Properties

On June 21, 2021, the Company entered into a Definitive Purchase Agreement to acquire the Francoeur, Arntfield and Lac Fortune properties from Globex. The Francoeur property is located adjacent to Yamana’s Wasamac project and covers the western extension of the Wasa shear zone. This acquisition adds six kilometres of highly prospective strike for exploration efforts to increase overall resources adjacent to a major asset and to extend the Wasamac mine life.

The property also covers several historical gold producers located along the shear zone and notwithstanding past production, exploration will build on a historical drill database of 1,024 drill holes by drilling several high potential targets with significant gold intercepts located outside of the historically mined areas as well as extending known mineral resources. Wasamac, Francoeur and Arntfield have recorded past production of over 720,000 ounces of gold, with Francoeur and Arntfield contributing ounces at a grade of 6.2 g/t and 4 g/t of gold, respectively. Further, Francoeur currently has a historic mineral resource of approximately 66,600 ounces of gold at a grade of 6.5 g/t of gold in the measured and indicated categories. Mineralization along the Wasa shear zone has been exposed in trenches recently completed by Globex and is very similar in character to the Wasamac resource mineralization indicating the strong exploration potential of the property.

Given the proximity to Canadian Malartic of a block acquired as part of the transaction, which has several positive historical drill intercepts, consideration is being given for a potential transfer into the Canadian Malartic General Partnership exploration program. This would modestly decrease the acquisition cost for the Company.

Consideration for the transaction comprises C$4 million on close (shares valued at C$3.8 million on close), and further amounts in cash or shares as follows: C$3 million on the first anniversary, C$2 million on the second anniversary and C$3 million in each of the third and fourth anniversaries. Further, a 2% Gross Metal Royalty was issued to Globex on all properties with a 0.5% buyback for C$1.5 million.

Odyssey Project, Canadian Malartic, Canada (50% interest)

Impressive technical study results were obtained in early February of 2021, and the Company and its partner made a positive construction decision of the Odyssey project at Canadian Malartic, with first production from the Odyssey South deposit expected in 2023. A NI 43-101 technical report for the Canadian Malartic operation was completed in March 2021, which includes a full summary of the Odyssey underground project. The project demonstrates robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. On a 100% basis, production from open pit mining from 2021 through 2028 is expected to be approximately 3.9 million ounces. Whereas the Company had originally considered a production platform for the new underground mine conservatively in the range of 450,000 ounces per year, the mine plan now supports annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis. Further extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. The project mine plan currently only includes 0.4 million ounces of the project’s 0.8 million ounces of Indicated Mineral Resources and 6.9 million ounces of the project’s 13.5 million ounces of Inferred Mineral Resources. The upside is
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expected to be realized through infill drilling to improve geological confidence, exploration drilling to extend known deposits and make new discoveries and engineering, especially close to historical underground excavations and at depth at East Malartic.

Construction of surface infrastructure and the portal in preparation for development of the ramp began in August 2020. The Company and its partner completed the construction of the mine office and surface facilities in the fourth quarter of 2020, to support the development, and further advanced the development of the exploration ramp into Odyssey and East Malartic. The exploration ramp is designed to mine their respective upper zones and provide further exploration access to allow tighter drill spacing to further define the mineral resource base. These activities are coincident with headframe construction and shaft sinking. The new ramp will also provide the ability to carry out bulk sampling of 40,000 tonnes of mineralization. The budget for the ramp on a 50% (and 100%) basis is $11.7 million ($23.4 million) for 2021.

The Company and its partner note that several key processes and activities are progressing as planned:
•Overburden excavation and grouting were completed to prepare for construction of the production shaft and headframe
•Underground ramp development is ahead of schedule with approximately 764 linear metres of development now completed during 2021 (1,587 linear metres total). Development of the exploration ramp is anticipated to take approximately two years to complete, with the first drilling platform established in early July.
•Odyssey human resources ramp-up is progressing on target, with over 200 employees and contractors hired in a variety of functions including mine development, surface construction and resource development.
•Permitting is advancing as expected, with the approval of Provincial Highway 117’s left-turn lane construction for 2021 signed by the Minister. Construction is currently underway and is expected to be completed by the end of the year. Decree amendment analysis and mining leases are currently under discussion with the relevant authorities.
•During the second quarter, the shaft collar construction was completed, and engineering progress occurred on the headframe and hoist rooms, paste plant, power line/substation and surface workshop/warehouse. The headframe and hoist room construction is slated to begin in the third quarter of 2021.
•Procurement progressed well during the quarter, with the main highlights being the purchase of the sinking hoist, contract for the auxiliary hoist being awarded, and tenders sent for the service hoist, production hoist. Lastly, the first bids for tender for the mobile underground fleet have been received and are being analyzed.

The shaft is envisioned to have a 6.4-metre diameter and be 1.8 kilometres deep, with a hoisting capacity of approximately 20,000 tpd. As noted, the Company’s current expectation is that production from Odyssey South will begin in 2023 from the ramp, while the Company sinks the shaft to East Gouldie, with a goal to start production from East Gouldie in 2027. The Odyssey project will utilize a transverse long hole stoping mining method with primary and secondary stopes and paste backfill to fill the voids, a proven mining method in the region. On a 100% basis, average annual payable gold production is expected to be approximately 545,400 ounces from 2029 to 2039 with total cash costs per ounce of approximately $630 per ounce. Sustaining capital from 2029 to 2039 is expected on a 50% (and 100%) basis to average approximately $27.9 million ($55.8 million) per year.

The project requires modest capital in any given year which is manageable and fully funded using Canadian Malartic's cash on hand and free cash flow generation, with no external funding required. Initial capital expenditures and other growth capital expenditures, on a 50% (and 100%) basis, are as follows in millions of dollars: $56.9 ($113.8), $102.0 ($204.0) and $68.4 ($136.8) for 2021 through 2023 respectively, an average of $81.9 ($163.8) per year from 2024 through 2026, and $104.5 ($209.0) and $90.2 ($180.3) during 2027 and 2028, respectively. Furthermore, underground gold production during the 2021 to 2028 construction period is expected to start in 2023 and total on a 50% (and 100%) basis 466,000 (932,000) ounces at cash costs of approximately $800 per ounce. Although the aforementioned costs do not include any offsetting net proceeds from pre-commercial production due to upcoming amendments to the relevant accounting standard(4), which represents a practical consequence of IFRS application, net proceeds from the sale of these ounces would significantly reduce the cash requirements for the construction of the project which, assuming the gold price used in the financial analysis for the project of $1,550 per ounce, would reduce the projected capital requirements in half.

As noted, the aforementioned costs do not include any offsetting net proceeds from pre-commercial production. Historically, any net proceeds from pre-commercial production were deducted from development capital expenditures; however, due to amendments to the relevant accounting standard that become effective from 2022, this treatment will not be permitted when accounting for the Odyssey project. Specifically, in May 2020, the IASB issued Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16), which prohibits entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing those items will be recognized in the consolidated statements of operations.

About the Odyssey project

The Odyssey underground project internal Preliminary Economic Assessment level technical study (the “Technical Study”) was completed in February 2021. The Odyssey underground mining project is located east of the current Canadian Malartic open pit operation and is comprised of the Odyssey, East Gouldie, and East Malartic deposits. As of December 31, 2020, the Odyssey project contains 0.41 million ounces of gold Indicated Mineral Resources and 6.88 million ounces of gold Inferred Mineral Resources. There are no Mineral Reserves at Odyssey. The complete mineral resource statement can be found in the "Yamana Gold Reports Strong Fourth Quarter and Full Year 2020 Results; Impressive Technical Study Results Delivered for the Odyssey
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Underground Project at Canadian Malartic With Construction Decision Approved; Adopts Climate Change Strategy" year-end press release. Summary details are as follows:

Zone	Indicated Mineral Resources			Inferred Mineral Resources
	Tonnes (millions)	Grade (g/t Au)	Contained oz. (millions)	Tonnes (millions)	Grade (g/t Au)	Contained oz. (millions)
East Gouldie	—	—	—	51.95	3.14	5.24
East Malartic	4.59	2.13	0.31	7.84	2.15	0.56
Odyssey	1.52	1.89	0.10	15.19	2.11	1.08
Total	6.18	2.00	0.41	75.90	2.82	6.88

The Technical Study outlines an underground project ramping up to a production rate of approximately 19,000 tpd. Mineralized material from the underground mine will be processed through the existing Canadian Malartic processing plant with first gold production scheduled for 2023. At full production, the Odyssey project is expected to produce an average of approximately 545,400 ounces of gold per year.

The Odyssey project will utilize a transverse long hole stoping mining method with primary and secondary stopes and paste backfill to fill the voids. This is a proven mining method in the region. In some areas of the East Malartic zone, where access to the mineralization is restricted by historical mine openings, mining will be undertaken using a longitudinal stoping method. Stope height varies from 30 meters to 50 meters depending on depth and rock quality differing in mining zones. As the mine ramps-up to full production more active mining fronts from each deposit will be created to sustain steady state production.

The mine plan presented in the Technical Study is based on a mining inventory estimated using the Mineral Resource models as of December 31, 2020 and includes Indicated and Inferred Mineral Resources. For the purposes of the Technical Study, only the Mineral Resources above mining cut-off grades ranging from 1.4 to 1.9 g/t at a gold price assumption of $1,250 per ounce (C$1,625) were included in the mineable inventory. Additionally, the Mineral Resources included in the Technical Study include full dilution and mining recovery. Overall, the Odyssey project mine plan is based on 82 million tonnes at an average grade of 2.76 g/t for a total of 7.3 million ounces contained gold. The East Gouldie mining zone accounts for more than 72% of the contained gold, while the Odyssey South, Odyssey North, and East Malartic mining zones contribute 5%, 11%, and 12% of the contained gold respectively.

The Odyssey project mine plan currently includes 0.4 million ounces of the project’s 0.8 million ounces of Indicated Mineral Resources and 6.9 million ounces of the project’s 13.5 million ounces of Inferred Mineral Resources. In total, the mine plan supports 7.3 million mineable ounces (100% basis). Lower grade Mineral Resources, that fall below cut-off grade when fully diluted and using a gold price assumption of $1,250 per ounce (C$1,625), are excluded from the mine plan. Additional Mineral Resources are excluded with the application of a mining recovery factor. Mineral Resources from the Odyssey internal zones are not currently included in the mine plan due to the increased geological complexity of the zones. Infill drilling of these zones from underground is planned to increase geological understanding, which could present opportunities for additional production during the underground ramp-up period. East Malartic Mineral Resources at depth represents another opportunity for future inclusion in the mine plan, which could extend the life of the underground project.

Production via the ramp is expected to begin at Odyssey South in 2023, increasing up to 3,500 tpd in 2024. Collaring of the shaft and installation of the headframe commenced in the second quarter of 2021, with shaft sinking activities expected to begin in late 2022. The first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. East Malartic and Odyssey North are scheduled to enter into production in 2028 and 2030 respectively. The operations at the Odyssey project should reach full production of approximately 19,000 tpd by 2031. Life of mine is estimated at 17 years and average annual payable production is approximately 545,400 ounces of gold from 2029 to 2039. The operation will progressively shift from open pit to underground mining between 2023 and 2028.

The Canadian Malartic Mine mill will be modified to decrease its capacity from 57,000 tpd to 19,000 tpd on a calendar day basis. These modifications will occur in three phases. A gravity circuit will be installed in the ball mill area, while two ball mills will be put in care-and-maintenance. Construction of the gravity circuit can be achieved during standard quarterly plant shutdowns and is not expected to impact on production.

Tailings will be stored in two different facilities over the years of operation of the Odyssey project. Until the end of 2023, tailings will continue to be stored in the current Canadian Malartic Mine TSF. Designs to expand the current TSF past 2022 in under progress. Towards the end of 2023, the mined out open pit at Canadian Malartic will be ready to store tailings. The in-pit tailings storage capacity is approximately 125 Mt, sufficient for the 109 Mt required over the current life of the combined open pit and underground operation, considering that 41 Mt of tailings will be deposited in the underground voids as paste backfill.

A provincial decree was granted in 2018 providing for underground mining of Odyssey South and Odyssey North through ramp and shaft. A request for decree amendment, adding the East Gouldie and East Malartic mining zones was submitted to the Ministère de l’Environnement et de la Lutte contre les changements climatiques du Québec in February 2021. Permits were
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obtained to allow the first phase of the project (decline, fresh air raise development, potable water withdrawal, wastewater treatment, temporary access to Highway 117). An application for a Certificate of Authorization for shaft sinking construction of related surface infrastructure has been submitted; approval is pending.

On a 100% basis, at the base case assumptions of $1,550 per ounce of gold (C$2,015), the Odyssey project generates an after-tax undiscounted cash flow of $2.66 billion (C$3.461 billion) with an internal rate of return of 17.5%. The after-tax net present value at a 5% discount rate is estimated at $1.15 billion (C$1.49 billion). During the construction and ramp-up period from 2021 to 2028, initial capital expenditure is partially offset by proceeds from production reducing capital requirements from $1.33 billion (C$1,736 million) to $583 million (C$758 million), spread over a period of eight years. Cash generated from the Canadian Malartic open pit operation is expected to be sufficient to cover capital requirements for Odyssey. Operating costs are estimated to total $4.0 billion (C$5.2 billion) over the life of the underground project, averaging $48.40/t (C$62.92/t) of ore processed and considering synergies between the Odyssey project and the Canadian Malartic open pit operation.

Odyssey Project Technical Study Sensitives to Gold Price (100% Basis)

Gold Price (USD/oz)	$1,085	$1,250	$1,395	$1,550	$1,705	$1,860	$2,015
NPV 5% (USD millions, after-tax)	$82	$481	$801	$1,143	$1,494	$1,853	$2,212
IRR (%, after-tax)	6%	11%	14%	17.5%	20%	23%	26%

Odyssey Project Summary
(All numbers are approximate and on a 100% basis)
Estimated Total Production	6,932	thousands of gold ounces
Average metallurgical recovery	~95.2%	gold
Average annual gold production
2023	46,600 oz	(825 k. tonnes, 1.84g/t gold)
2024 to 2026 (average per year)	81,500 oz	(1,344 k. tonnes, 1.98g/t gold)
2027	256,200 oz	(2,810 k. tonnes, 2.98g/t gold)
2028	384,600 oz	(3,333 k. tonnes, 3.79g/t gold)
2029 to 2039 (average per year)	545,400 oz	(6,463 k. tonnes, 2.76g/t gold)
Minesite costs per tonne
2023	$93.0	C$/t
2024 to 2026 (average per year)	$77.0	C$/t
2027	$79.0	C$/t
2028	$79.0	C$/t
2029 to 2039 ( average per year)	$61.0	C$/t
Average total cash costs on a by-product basis (including royalties and refining costs)
2023 to 2028	800	US$/oz
2029 to 2039	630	US$/oz
Royalty	5.5%	NSR
Mine life	17	years
Capital Expenditures and Construction Phase Operating Statistics
Initial Capital Expenditures	$1,143.7	million US$ (2021 to 2028)
Gold production	932.0	thousands of gold ounces (2021 to 2028)
Sustaining CAPEX	$55.8	million US$ (2029 to 2039 average per year)
Breakdown of Capital Expenditures by year
2021	$113.8	million US$
2022	$204.0	million US$
2023	$136.8	million US$
2024 to 2026 (average per year)	$163.8	million US$
2027	$209.0	million US$
2028	$180.3	million US$
Breakdown of Capital Expenditures by category
Shaft & Surface	$478.4	million US$
Mining Equipment	$162.7	million US$
U/G Development & Construction	$502.6	million US$
Subtotal of Initial Capital Expenditures	$1,143.7	million US$
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Other Growth Capital Expenditures	$191.4	million US$
Reclamation Costs	$3.9	million US$ for Odyssey Project only

Facilitating the Transition from Open Pit to Underground Mining

Mining is currently transitioning from the Canadian Malartic pit to the Barnat pit, which is now in commercial production. Seventy percent of the total tonnes mined in 2021 are expected to come from Barnat. The Canadian Malartic pit will be depleted in the first half of 2023 and it is expected that waste rock and tailings will be deposited into the pit beginning in 2023.

The operation will progressively shift from open pit to underground mining between 2023 to 2028. To help facilitate this transition, the Company optimized the design of the Barnat pit, adding 290,000 ounces to mineral reserves (100% basis), which will help fill the production gap between 2026 and 2029 as the operation completes the transition to underground mining.

The Partnership is evaluating opportunities to increase production during the transition period by processing low-grade stockpile that is not currently included in mineral reserves. This stockpile is economic at current gold prices and would add an extra 170,000 ounces to planned production on a 100% basis.

Jacobina, Brazil

Incremental Improvements Continue to Increase Processing Capacity to 8,500 tpd

The Jacobina processing plant continues to exceed expectations, averaging 7,500 tpd in May and approximately 7,200 tpd over the full second quarter of 2021, a 5% increase compared to the previous quarter. Throughput for the balance of the year is expected to increase to rates above those experienced in the second quarter to approximately 7,500 tpd which represents the permitted operational point. The success reflects a simplified approach to complete the Phase 2 expansion, which will be achieved through incremental debottlenecking of the processing plant and tailings system combined with operational improvements, without requiring the installation of an additional ball mill. This approach is expected to significantly reduce capital expenditures, improve energy efficiency, and de-risk the project. During the first quarter, a new Falcon concentrator and cyclone bank were installed, while an additional Knelson concentrator was installed in the second quarter. Other initiatives include an increase in the diameter of the pipeline feeding the tailings storage facility from 10 to 16 inches to relieve pipe pressures thereby increasing design limits.

Additionally, the Jacobina processing team continued to fine-tune the operation of the plant, optimizing the aperture of the crushers and sizing of the screens to reduce the feed size of material entering the ball mills, thereby improving milling performance. Furthermore, a new combination of mill liners and grinding balls allowed an increase in throughput while maintaining grinding size.

In May and June, Jacobina conducted trials to test the existing capacity of the processing plant and evaluate the optimal processing rate and identify bottlenecks for future throughput increases. The May trial was conducted over six consecutive days, during which the processing plant exceeded 8,000 tpd, which is significantly above nameplate capacity, while maintaining a gold recovery of more than 96% and achieving a maximum daily throughput of 8,176 tonnes. A follow-up trial was conducted over a two-week period in June, in which the processing plant exceeded 8,000 tpd for 10 days, averaging 8,179 tpd, and achieving a maximum daily throughput of 8,609 tpd. All told, throughput at Jacobina exceeded 8,000 tpd for 21 days during the second quarter. Following completion of the trials, operation of the plant is currently limited to a maximum monthly average processing rate of 7,500 tpd such as defined by the Company’s operating permit pending changes to permitting, which are in progress.

Gold production was higher than budget in the second quarter as a result of higher-than-planned throughput. The supplementary mill feed in the second quarter came from ore in stockpiles, which had been created over several quarters for the purpose of providing mill feed to evaluate realizable throughput above the nameplate level for the plant. While this had a modest impact on unit costs per ounce, it ensures that the current plant’s optimized throughput is sustainable. With a better understanding of the sustainable throughput of the plant, the Company is now increasing mine rates to bring those in line with the higher processing rate. This is expected to be achieved by the end of 2021 at which time the Company will no longer rely on stockpiled ore. Although mining grade is expected to be in line or better than plan for the second half of the year, the stockpile reclaiming strategy will continue for the remainder of the year. Consequently, the Company anticipates continued higher throughput and increased number of ounces of production as compared to plan, although at slightly higher costs than plan, as mining rates increase. This trade off of temporarily relying on much lower grade stockpile ore in favour of throughput is a necessary part of the Phase 1 optimization and has provided operational support for the simplified Phase 2 expansion. By end of year, and in the years to follow, as mining rates match throughput, feed grade is expected to normalize without reliance on stockpiles thereby resulting in sustainable, higher production at lower unit costs.

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Following the better-than-expected processing performance in the first half of 2021, operational data from the aforementioned trials was used to calibrate the processing model and set the baseline for future expansions. These results confirm that the Jacobina processing plant has opportunities for further incremental capacity increases while maintaining high recoveries. The objective of the Phase 2 expansion remains unchanged, to achieve sustainable throughput of 8,500 tpd while maintaining gold recovery, increasing gold production to approximately 230,000 ounces per year based on recent plant performance and studies. Yamana is confident that this objective can be achieved with its simplified approach to continue incremental debottlenecking and operational improvements, without requiring an expansion of the grinding circuit as originally contemplated.

Opportunities under evaluation include post-commissioning operational adjustments to the new Knelson and Falcon concentrators and further optimization of the crushing circuit. Additionally, installation of fine screens has the potential to improve classification efficiency compared to the existing cyclones, preventing particles finer than target grind size from reporting back to the ball mills, allowing mill capacity to be spent more efficiently on only particles requiring size reduction. Test work is planned for the third quarter to further evaluate this opportunity. Minor upgrades to the back end of the processing plant and tailings pumping system are required to sustain the higher throughput rates.

To support the higher processing rate, production from the underground mine continues to ramp up as a result of improvements to the ventilation circuits, addition of loading and hauling equipment to the mine fleet, and optimization of the shotcreting work groups, which has reduced development cycle times and provided access to additional production zones.

Simplified Approach to Require a Fraction of the Original Planned Capital

The simplified expansion approach is a continuation of the strategy that has been the basis for the quarter-over-quarter success of Jacobina over the past several years, and is expected to require significantly lower capital than originally planned in the Phase 2 pre-feasibility study, an amount not expected to exceed $15 million to $20 million.

Jacobina continues to work closely with regulatory authorities to increase the permitted throughput to 8,500 tpd and has the potential to achieve the Phase 2 objectives earlier than planned. Subject to successful completion of required permit modifications, Jacobina would begin processing at the new Phase 2 rate by the second half of 2023.

As the Company’s expansion strategy is well advanced, Jacobina is now seen as a multi-decade, low cost operation with a planned production level of at least 230,000 ounces per year, with annualized production achieving this level by the second half of 2023.

Evaluation of Phase 3 Expansion to 10,000 tpd Advancing; Plant Modifications Originally Planned for Phase 2 Now Considered Adequate for Phase 3

As previously presented in the Company’s 10-year production outlook, Yamana is evaluating a further expansion at Jacobina to increase throughput to 10,000 tpd, referred to as Phase 3. With the Phase 2 expansion now underway with a simpler process at reduced capital costs, the Company will now pursue the Phase 3 expansion as part of a comprehensive plan which aligns the processing plant, underground mine, tailings strategy, and permitting, while managing capital expenditure and cash flow.

During the second quarter, the Company discontinued basic engineering and development of a detailed project execution plan for the installation of a third grinding line, which was originally intended as part of the Phase 2 expansion to 8,500 tpd as a result of the optimizations referred to above. However, as a result of the recent plant performance and development of a revised expansion strategy, further work on this project is on hold with the intention of installing the third grinding line for the Phase 3 plant expansion to 10,000 tpd.

Updated modelling indicates that the 10,000 tpd target throughput could be achieved with only two ball mills in operation, allowing for grinding line two to be suspended. Compared to the pre-feasibility study completed in 2020, the detailed design incorporates additional test work and geotechnical analysis together with several improvements to the plant design for line three including an optimized design of the additional crushed ore silo and associated conveyors and increased recovery from gravity concentration using the same gravity circuit that is now installed on line two. Further improvements will continue to be evaluated.

With the processing plant expansion plan well understood, the Jacobina team is now focusing on the mine plan and infrastructure required to support the higher throughput rate, including a haulage optimization study to evaluate alternative solutions for transporting ore from the underground mines to the processing plant.

One promising ore haulage solution is the use of Rail-Veyor technology, for which engineering was completed in the first quarter of 2021. The installation of the Rail-Veyor system as the primary method of ore haulage from the Canavieiras mines to the processing plant stockpiles would provide a robust and low-cost method of haulage. Evaluation of the Rail-Veyor concept is continuing as part of the overall haulage optimization study.

Engineering for the Phase 3 expansion to 10,000 tpd will advance in parallel with the Phase 2 expansion, and the processing model will continue to be updated to integrate with operational data from Phase 2, with a feasibility study for Phase 3 scheduled for completion in 2023.
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Comprehensive Tailings Management Strategy for Long-Term Sustainability

To complement the Jacobina phased expansion, Yamana has adopted a comprehensive Jacobina LOM tailings management strategy, that substitutes surface deposition of tailings, with underground tailings disposal as backfill. The Company has initiated several studies to ensure long-term sustainability and to reduce the environmental footprint of the operation. Test work conducted in 2020 confirmed that both paste backfill and hydraulic backfill are technically feasible options for disposal of tailings into underground voids, thereby minimizing the quantity of tailings stored on surface. Additionally, use of backfill is expected to improve underground stope stability and minimize the requirements to leave behind pillars in ore, resulting in increased mining recovery and reduced dilution.

As a first step, a hydraulic backfill plant provides a relatively simple and low capital cost solution for underground deposition of 2,000 tonnes of dry tailings per day, with the extra advantage that hydraulic backfill can be placed into historic voids with minimal cement content, significantly reducing the operating cost. Utilization of historic voids for backfilling will also allow Jacobina to gradually introduce backfill into the mining sequence without impacting the production rate of the mine. In March 2021, Jacobina completed a FS for the installation of a hydraulic backfill plant. The initial capital cost for the backfill system is estimated at $8.0 million. The Company has decided to move forward with the hydraulic backfill plant project and is in the permitting phase. The permit required for the backfill project is separate from the one required for the Phase 2 expansion, although both are being pursued simultaneously. Additionally, a conceptual study is underway to evaluate further opportunities for a dry stack tailings facility and/or a paste backfill plant in parallel to the hydraulic backfill plant, which could provide opportunities in the future for additional storage of tailings to support future mineral reserve development.

Existing surface tailings capacity, combined with tailings storage underground as backfill will be sufficient for LOM production at Jacobina at the planned increased processing rates.

Please refer to the press release issued on July 29, 2021 by the Company, entitled "Yamana Gold Reports Significant Progress On Phase 2 Expansion At Jacobina And Strong Exploration Results For The Operation; Costs To Complete Phase 2 Significantly Reduced Compared To Original Estimate; Phase 3 Evaluation Advancing" for further details.

MARA Project, Argentina (56.25% interest)

On December 17, 2020, the Company completed the integration with Glencore and Newmont and a new joint venture, the MARA Joint Venture, was formed to manage, develop and operate the project. MARA is the combined project comprised of the Agua Rica site, Alumbrera site as well as the Alumbrera plant and ancillary buildings and facilities. Under the integration, Yamana, the former 100% holder of Agua Rica and the former partners of Alumbrera have created the MARA Joint Venture pursuant to which Yamana holds a controlling ownership interest in the MARA Project at 56.25%. Glencore holds a 25.00% interest and Newmont holds an 18.75% interest in the MARA Project. Yamana has been appointed manager of the MARA Joint Venture and will continue to lead the engagement with local, provincial, and national stakeholders, and completion of the FS and ESIA for the MARA Project. Among other governance committees, a MARA Joint Venture Technical Committee was formalized, comprised of representatives of the three shareholder companies, to provide oversight and guidance to the advancement of the FS.

The integration creates significant synergies by combining existing substantive infrastructure which was formerly used to process ore from the Alumbrera mine during its mine life, including processing facilities, a fully permitted TSF, pipeline, logistical installations, ancillary buildings, and other infrastructure, with the future open pit Agua Rica mine. The result is a de-risked project with a smaller environmental footprint and improved efficiencies, creating one of the lowest capital intensity projects in the world as measured by pound of copper produced and in-situ copper mineral reserves, and creating significant benefits for the local communities, the province of Catamarca and Argentina.

The MARA Project has Mineral Reserves and Mineral Resources in the Agua Rica and the Alumbrera ore bodies. Agua Rica is a large-scale copper, gold, silver and molybdenum deposit and it has Proven and Probable Mineral Reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.1 billion tonnes of ore. Mineral Resources include 259.9 million tonnes of Measured and Indicated Mineral Resources, containing more than 1.6 billion pounds of copper and 954,000 ounces of gold. Additionally, Inferred Mineral Resources of 742.9 million tonnes represent significant upside potential to further define an increase in Mineral Reserves and life of mine. The MARA Project also has Mineral Resources in the Alumbrera deposit which consist of 125.2 million tonnes of Measured and Indicated Mineral Resources containing more than 800 million pounds of copper and 1.2 million ounces of gold on a 100% basis.

On July 19, 2019, the Company announced the positive results of PFS(A), underscoring that the MARA Project is a long life (with an initial life of 28 years) and low-cost asset with robust economics and opportunities to realize further value, including converting economic-grade Inferred Mineral Resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities. The Joint Venture Technical Committee advanced optimization studies in late 2019 and early 2020, the results of which were compiled as PSF(B), and is now advancing a full FS on the MARA Project, with updated Mineral Reserve, production and project cost estimates.

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The PFS for the MARA Project considers the Agua Rica deposit will be mined using a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 42 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the Agua Rica mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required over the total 35 kilometre conveyor right-of-ways to the Alumbrera processing plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore at the Alumbrera plant. The copper and by-products concentrates, which be transported by the existing pipeline to Tucuman and then by railway to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy are studied as part of current design phase.

These previously completed studies provide the framework for the preparation and submission of a new ESIA to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The shareholders of the MARA Joint Venture began the ESIA process in 2019, given the significant level of environmental baseline data required for such studies.

The 2020 PFS(B) highlights include:

•Annual ore feed increased to 42 million tonnes per year.
•Annual production for the first 10 full years increased to 556 million pounds of copper equivalent* production.
•Cash costs(1) of $1.32 per pound and AISC(1) of $1.44 per pound for the first 10 years of production.
•Initial capital of $2.78 billion. Initial capital reduced to $2.39 billion if first year of owner mine fleet purchases are reclassified as sustaining capital, as was assumed for PFS(A). Total LOM capital spending the same under both PFS(A) and PFS(B).
•NPV of $1.906 billion and an increased IRR of 21.2%**
•PFS(B) reflects the inclusion of a progressive Argentina export tax with a long-term assumption of 4.3%.

*    Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
**    Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

The most recent technical studies indicate that the processing facility at Alumbrera is capable of processing up to 44.0 million tonnes per year, with minor additional capital expenditures, which represents a significant upside to the PFS results. Further tests and studies are being advanced for the FS stage to confirm and optimize these results. In addition, opportunities have already been identified in optimizing the mine pioneering, stripping, sequence and blending, which are expected to provide further value improvements for the Integrated Project.

MARA also obtained all the permits for advanced exploration works from the local authorities including programs of community participation and social consultation, to conduct field work for the FS and collect additional information for the ESIA.

Work continued to progress well during the quarter, including environmental base line studies and sampling, as well as geotechnical, hydrological and other field engineering activities. The metallurgical drilling program at the Agua Rica site is well underway, reaching 1,410 meters in 7 drillholes by the end of the second quarter, with the remaining drillholes to be completed early in the third quarter. The drilling activities will continue with the geotechnical program to support the FS, and the Company is reviewing a drilling program for resource delineation and resource expansion drilling for later in the year. Confirmatory metallurgical test-work for the newly collected samples is being advanced at two prominent laboratories in British Columbia, Canada.

FS work is ongoing and key technical results are expected during 2021. While the Company continues to advance the FS, it notes that a considerable amount of information in the PFS is already at FS level mostly as a result of the integration transaction. Environmental baseline activities are progressing in line with the program, and the full FS and ESIA submission are expected late in 2022.

The estimated expenses for the Company to advance the project through the FS and ESIA are in the range of $20.0 million to $25.0 million for the next three years (Yamana's 56.25% interest), representing a manageable and modest investment in relation to the value creation of advancing the MARA Project to the next phases of development.

The MARA Project represents both a significant strategic value opportunity and a solid development and growth project, which the Company intends to continue to advance through the development and value realization process, through Yamana’s controlling interest in the project. The project design minimizes the environmental footprint of the project, incorporating the input of local stakeholders. MARA is planned to be a multi-decade, low cost copper gold operation with annual production in the first
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ten years of 556 million pounds of copper equivalent and a life of mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and will be one of the lowest capital intensity of the comparable projects globally.

For further details on the Integration Transaction, critical accounting policies, and critical judgments, please refer to the Company's consolidated financial statements for the year ended December 31, 2020.

OTHER INITIATIVES - STRATEGIC, OPTIMIZATION AND MONETIZATION

A number of projects are underway with a goal of surfacing value from non-producing assets. Notable progress relating to some of these initiatives include, but are not limited to the following:

Suyai, Argentina

On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted CAM, a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the biggest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. CAM has successfully led the development of significant construction projects across the country.

An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all ESG matters, including leading the permitting efforts aimed to advance the project through its different stages of development. As noted, CAM has the right to earn a maximum 40% interest in the resulting joint venture formed to hold the Suyai Project by fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments in addition to the proportionate expenses, on or before December 31, 2024. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters which would advance the Suyai project. Through certain of its holding companies, Yamana would hold the remaining 60% of the joint venture.

In the event the project receives approval to proceed, Yamana would oversee its development, applying best industry mining and ESG practices and its experience in project development and operations in southern Argentina. Development of the project would occur under the oversight of a board of directors of the holding company that owns the project with CAM nominating two out of five directors. Yamana would nominate the other directors. The joint venture would entitle each party to its proportion of gold production from the project.

The Company previously completed studies that in addition to redesigning Suyai as a small scale high-grade underground project, evaluated different options for ore processing, which provided favourable project economics.

The preferred option calls for the construction of a processing facility for on-site production of gold and silver contained in a high-grade flotation concentrate, which would be transported by land and by sea to one or more gold smelters world-wide. As only a flotation concentrate would be produced at Suyai, no cyanide or other deleterious chemicals would be used at site. Gold production is expected to reach up to 250,000 ounces annually for an initial eight years.

Agua de la Falda, Chile

The Company continues to pursue development and strategic initiatives for the 56.7% held Agua de la Falda joint venture with Codelco, located in northern Chile, near El Salvador in the Atacama region. While the historical Jeronimo Feasibility Study focused on maximizing gold production from the sulphide deposits, the Company completed the study of a low capital starter-project based on the remaining oxide inventory in heap leach pads and open pits with positive results and quick payback. The Company is also evaluating strategic alternatives for the asset, including the highly prospective claims surrounding the mine, where early-stage targets for both gold and copper mineralization have been identified. Re-logging of historical holes and exploratory drilling support the potential to extend the gold oxide mineralization, as well as the potential for copper/gold deposits within the joint venture claims and in the areas the Company owns 100%. Agua de la Falda has processing capacity and infrastructure already installed, and it is in the vicinity of the El Salvador Division of Codelco.

6.    EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The Company has built significant land positions including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets, and it is pursuing advancing this portfolio of exploration projects in these countries. This effort allows for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. The following are key elements and objectives of the generative exploration program:

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•Target the Company’s most advanced exploration projects while retaining the flexibility to prioritize other projects in the portfolio as and when merited by drill results.
•Advance at least one project to achieve mineral reserve and mineral resource inventories of at least 1.5 million gold equivalent ounces within the next three years to move at least one project towards a preliminary economic assessment.
•On a longer-term basis, advance at least one project to a mineral inventory that is large enough to support a mine plan demonstrating positive economics with annual gold production of approximately 150,000 ounces for at least eight years.
•Advance both gold-only and copper-gold projects and, in the latter case, consider joint venture agreements aimed at increasing mineral resource and advancing the project to development while Yamana maintains an economic interest in the project.
•Evaluate the acquisition or investment on prospective exploration opportunities companies that align with Yamana’s objectives for capital allocation and financial results, jurisdiction quality, geology and operational expertise.

The generative exploration program is first focusing on the most advanced projects in Yamana’s portfolio while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. These project stages are categorized and defined as follows:

•Tier One - Projects with well-defined gold mineral resources and opportunities to grow to a potentially economic threshold in the next three years.
•Tier Two - Projects that have achieved significant drill intercepts and whose geology along with other factors support rapid resource growth.
•Tier Three - Highly prospective projects with known mineralization defined with rock and soil geochemistry that warrant future drill testing.

The Company is confident that its exploration pipeline includes projects that can meet its shorter-term objective of at least one project achieving 1.5 million ounces of gold in the inferred mineral resource category within three years as well as its longer-term objective of building at least one gold mineral resource that can support a mine with annual production of approximately 150,000 ounces per year for at least eight years.

The Company is focusing its exploration activities in part on the large land positions held within the Company, including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets and can leverage its technical and operational expertise, and it is pursuing advancing this portfolio through exploration projects in these countries. This effort will allow for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. In the current high market valuation environment of high-profile gold exploration projects, the Company feels it is timely and prudent to advance its in-house exploration assets.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities will typically be funded through internal resources, meet minimum return levels that far exceed cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

Exploration Expenditures

For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars)	2021	2020	2021	2020
Exploration and evaluation capitalized*	$17.2	$9.2	$33.2	$22.9
Exploration and evaluation expensed**	7.8	2.9	13.9	5.5
Total exploration and evaluation expenditures	$25.0	$12.1	$47.1	$28.4
*    Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets. Details by mine can be found in the Capital Expenditures table in Section 1: Highlights and Relevant Updates.
**    Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period.

During the second quarter, exploration drilling and other field activities continued to ramp up in most jurisdictions as responses to COVID-19 restrictions were managed and vaccination campaigns gained a foothold over the COVID-19 spread. Drilling activities continued in Brazil at Lavra Velha, Jacobina Norte and at the São Francisco discovery at Borborema, while initial exploration drilling was initiated late in the quarter at the Colier property. Exploration in Chile in the quarter included surface work at early stage projects near the El Peñón mine and elsewhere in preparation for RC scout drilling programs later in the year. In Argentina,
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surface work was completed on the Company’s Las Flechas property, where drilling in 2021 is planned to test breccia-related high-sulphidation epithermal gold targets. At Monument Bay, Manitoba, deep drilling continued during the quarter, designed to test the down plunge projections of modeled, plunging high-grade zones at the Twin Lakes target, and drilling was initiated at the recently acquired advanced Wasamac property, in the Abitibi belt, Quebec.

The Company will be providing a comprehensive exploration update in early September of 2021 on its operating mines and projects.

Monument Bay, Canada

The Monument Bay deposit is hosted in the Stull Lake Greenstone Belt, comprising three volcanic-sedimentary assemblages ranging in age from 2.85 to 2.71 billion years. Gold mineralization occurs along the steeply north-dipping, regional-scale Twin Lakes Shear Zone and the lesser-explored, adjacent AZ Shear Zone.

The focus of the current exploration program is the advancement of the Twin Lakes resource. Beyond the Twin Lakes target, the large Monument Bay land package is under-explored. A smaller but important component of the current exploration plan at Monument Bay is the continued evaluation and advancement of secondary targets on the property.

Exploration at Monument Bay during the second quarter continued to advance the evaluation and definition of high-grade ore shoots at depth at the Twin Lakes resource as part of assessing the project as an underground mine. Approaching the Twin Lakes target as a potential underground project is an economically attractive alternative to the open pit scenario with lower capital (due to the higher investment required to develop a large tonnage, low grade, open pit mine), reduced environmental footprint, and clear upside exploration potential. The current drill program is designed to test the depth extent of several well-defined high-grade zones along a four kilometre strike length of the deposit. Shallow diamond drilling during the first half of 2020 confirmed the continuation and orientation of higher-grade mineralization and provided targets for follow up drilling at depth.

COVID-related travel restrictions impacted advancement at Monument Bay during the second quarter, however, three additional widely-spaced deep drill holes totaling 2,043 metres were completed along the Twin Lake resource during the period, continuing to evaluate the underground potential at the Twin Lakes deposit. While all drill holes intersected the targeted prospective geological stratigraphy and the mineralized zone, overall assay results received from drill holes completed to date were lower than anticipated, although significant intervals of mineralization were observed in the Lake Shoot and Simons. These latest results are currently being assessed as further steps are being determined.

Domain, Canada

The Domain project is located near Oxford Lake in northeast Manitoba, comprising a 20,000-hectare property that is 100%-controlled by the Company. Interpretation of regional airborne magnetics together with government geological survey till geochemical results, support a highly prospective environment for folded iron formation hosted gold occurrences. The Company's property surrounds three claims totaling 576 hectares that are under a joint venture agreement with Capella Minerals Limited, which holds a 29.6% interest. The joint venture claims cover an area of historic drilling with significant gold intercepts hosted by iron formation that includes intervals reported by Rolling Rock Resources in 2008 and New Dimension Resources in 2017.

The Company recently signed an exploration agreement with the Bunibonibee Cree Nation (“BCN”) that provides a framework for a cooperative, mutually respectful agreement supporting the advancement of exploration within the Traditional Territory of the BCN while providing employment and business opportunities to the BCN. Yamana is in the planning stages of a work program for the property, and pending conclusion of community consultation and permitting, exploration work is anticipated to begin in the third quarter.

Wasamac, Canada

The addition of the Wasamac project to Yamana’s portfolio further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi region, a prolific mining district where Yamana has deep operational and technical expertise and experience. Please refer to Section 5: Construction, Development and Other Initiatives for details on the Wasamac (Monarch Gold) acquisition, which closed during the first quarter of 2021.

Exploration activities at Wasamac have included the initiation of exploration drilling adjacent to the known resource, initiation of geotechnical drilling and planning and permitting for infill drilling on the Wasamac resource. Exploration drilling during the second quarter included 3,112 metres in 13 drill holes testing the Wildcat target and 336 metres of drilling in 2 holes at the Wasa Shear West Extension target. Drilling at the Wasa Shear West Extension encountered wide mineralized shear zones hosting 1 – 3% pyrite, however returning only modest narrow zones of gold mineralization in the initial two drill holes. Initial drilling at the Wildcat target returned visually positive intervals in most holes completed, with visible gold reported in two drill holes. Additional results from exploration drilling are expected in the third quarter as the drill program continues. In addition to exploration drilling, 2,412 metres of geotechnical drilling in four drill holes was completed during the second quarter. Drilling year to date on the Wasamac property totals 6,363 metres in 19 holes including drilling for geotechnical purposes. Additional exploration work during the
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second quarter included completion of 2,992 line-kilometres of high resolution helicopter magnetics survey over the Wasamac property. These data will be integrated with similar survey data covering the recently acquired Francoeur property, west of Wasamac, as part of an ongoing program of integration of exploration data to form a combined Wasamac-Francoeur exploration platform on which to advance drill targeting.

Francoeur, Canada

The Wasamac property was expanded during the second quarter with the acquisition in June of the adjoining Francoeur, Arntfield and Lac Fortune properties (the “Francoeur” property), located to the west and along strike of the Wasamac property, as well as additional claims in the Beuchastel township to the east of Wasamac, from Globex Mining Enterprises Inc. Project consolidation and integration of exploration data from Wasamac and the acquired properties is in progress. The acquisition of the Globex claims will significantly add to the exploration upside of the Wasamac project, and it is consistent with Yamana’s strategy to expand its presence in the Abitibi-Témiscamingue Region of Quebec. Historical drilling, previous production from Francoeur and Arntfield, both former operating mines, and recent trenching and exploration work by Globex has defined a six-kilometre western continuation of the Wasa shear – located immediately north of the prolific Cadillac Break – with mineralization similar to that at Wasamac. Exploration drilling is expected to begin during the second half of 2021 with objectives of adding mineral resources that could extend mine life or enhance production at the proposed Wasamac mine.

Lavra Velha, Brazil

Lavra Velha is a near surface advanced Tier 1 exploration project located in the Lavra Velha district in Brazil’s Bahia state. Surface work and drilling has defined significant gold mineralization, building on the 2013 inferred mineral resource of 3.93 million tonnes at 4.29 g/t for 543,000 ounces of gold. The defined Lavra Velha deposit consists of shallowly dipping near surface mineralization that may be amenable to low capital intensity open pit mining and heap leaching. Metallurgical studies are ongoing. Exploration has defined numerous additional gold (± copper) anomalies in soil and rock which will be drill tested as part of the 2021 program. There are significant drill targets on the 55,000-hectare property, and Lavra Velha represents one of the most immediate, shorter-term opportunities to achieve the Company’s stated exploration goals given the mineral resource to date and drilling following the initial mineral resource estimate. Further, Lavra Velha is well-placed to meet the Company’s long-term objectives, as it is a shallow, flat-dipping orebody, making it ideal for open pit mining with a low strip ratio, and oxide mineralization, with potential to be processed as a heap leach operation. Therefore, the project has potential as a low capital cost, low operating cost operation. Additionally, the property hosts higher-grade Au-Cu potential, as recently demonstrated by positive drilling results at Lavra Velha SW target.

Exploration activity at Lavra Velha ramped up during the second quarter following first quarter delays due to COVID-19 restrictions, with the completion of 12 exploration drill holes totaling 2,732 metres, testing regional targets Lavra Velha SW, SW Extension, Anomalia Central and São Domingos. Exploratory drilling at Lavra Velha SW intersected significant chalcopyrite rich mineralization associated with quartz-magnetite-hematite-sulphide breccias within wider zones of potassic alteration and low grade gold anomalism. Follow-up drilling is ongoing to further test this emerging target. Additional exploration work completed at Lavra Velha during the quarter included collection of 1,767 surface rock and soil samples and geological mapping at regional targets Escorpião Amarelo, Barriguada Alvinópolis North and South, Pinha Preta, Manga Grande and Entre Serras, advancing several drill ready opportunities, expected to be tested in the coming months.

Jacobina Norte, Brazil

The Jacobina Norte project, located in Brazil’s Bahia state just nine kilometres north of the Jacobina mine, is one of Yamana’s most promising, wholly-owned advanced exploration projects. The Company controls 78,000 hectares that cover over 150 kilometres of strike extent of the Serra do Corrego Formation, which hosts paleoplacer gold mineralization at the Jacobina mine. Surface exploration along strike has defined mineralization at Jacobina Norte where surface sampling and historic shallow drilling of mineralized reefs along a 15-kilometre trend have defined significant gold grades.

Historic drill results in a restricted part of the Jacobina Norte area reported four intercepts with grades and widths that indicate a strong exploration target. Once a mineral resource is identified for Jacobina Norte, the Company will evaluate if the area is best developed as a standalone mine or as a source of additional mine feed to the existing Jacobina plant. The southernmost section of Jacobina Norte (the Serra Branca target) is located just nine kilometres north of Canavieiras Norte within the existing Jacobina mine infrastructure.

The experience at the Jacobina mine leads the Company to conclude that there is a strong possibility of developing a second Jacobina-type mine along the concession owned by Yamana near the current Jacobina mine over the next decade. Further, the concessions extend well beyond the Jacobina mine and Jacobina Norte, which creates excellent opportunities for further discoveries.

Exploratory drilling continued at Barrocão Velho target in the second quarter before moving the drill rig to Angicos target, located approximately 3 km along trend south of Barrocão Velho. Drilling completed during the second quarter totaled 285 m split between Barracao Vehlo and the first hole at the Angicos target, where drilling is ongoing. Assays received to date from drill holes targeting likely down plunge extent of significant surface mineralization at Barrocão Velho have encountered weakly
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anomalous gold values and a narrow higher-grade intercept (reported in the first quarter) of 0.32 metres estimated true width grading 6.9 g/t of gold, related to the Rúbio reef (MSPC conglomerate). Although wide spaced drilling has yet to intercept mineralization of similar tenor to that recognized in surface exposures at Barrocão Velho, further drilling is required to adequately test this highly prospective target. Initial drilling at Angicos will continue during the third quarter, testing multiple prospective areas with positive surface results. Additional exploration work in the second quarter focused on development of the Arapongas target, where surface rock samples returned values ranging up to 11.15g/t of gold. Other work completed at Jacobina Norte during the second quarter included collection of 2,017 surface soil and rock samples and ongoing geological mapping.

Borborema, Brazil

The Borborema project is a 25,000-hectare land package in the Borborema district in Brazil’s Pernambuco state. The project is located in a Proterozoic magmatic arc environment that is similar to the belt hosting the Chapada mine, a large copper-gold mine developed by Yamana, put into production in 2007 and disposed of in 2019.

Originally explored for narrow high-grade gold veins, exploration at Borborema also identified strong copper–gold anomalies in both rocks and soils. Initial drill testing of the São Francisco anomaly in 2019 led to the discovery of very high grade near surface copper (gold) intercepts from massive sulphide mineralization. Notable drill intercepts, previously reported in the February 20, 2020 press release 'Yamana Gold Provides Update on Its Generative Exploration Program', with greater than 5% copper include: 3.66 metres at 0.58 g/t of gold and 7.14% copper (12.33 g/t gold equivalent) (starting at 90 metres down hole, SF-08); 2.97 metres at 0.40 g/t of gold and 7.20% copper (12.25 g/t gold equivalent) (starting at 44.18 metres down hole, SF-05); and 7.50 metres at 0.35 g/t of gold and 6.41% copper (10.90 g/t gold equivalent) (starting at 70.37 metres down hole, SF-06).

Subsequent drilling results were reported in the December 03, 2020 press release ‘Yamana Gold Advances Projects in Its Generative Exploration Program’, including several intercepts demonstrating grades greater than 5% copper, include the following core length intercepts (estimated to approximately equal true widths): 7.53 metres at 3.80% of copper, 0.36 g/t of gold, and 0.26% of zinc, including 3.42 metres at 7.40% of copper, 0.75 g/t of gold, and 0.50% of zinc (starting at 76.80 metres downhole, SF-12); 4.37 metres at 2.15% of copper, 0.13 g/t of gold, and 0.34% of zinc, including 1.30 metres at 5.54% of copper, 0.29 g/t of gold, and 0.70% of zinc (starting at 45.26 metres downhole, SF-09); and 5.65 metres at 1.83% of copper, 0.18 g/t of gold, and 0.17% of zinc, including 1.65 metres at 5.50% of copper, 0.50 g/t of gold, and 0.53% of zinc (starting at 116.35 metres downhole, SF-16).

Exploration activities completed at Borborema during the second quarter included development of regional targets with collection of 495 soil and rock samples and geological mapping and 1,178 metres of drilling in 5 scout holes, targeting extensions to the São Francisco target and nearby geochemical and geological targets. Partial results from recent drilling include multiple narrow zones of disseminated copper mineralization, confirming the continuation of the São Francisco hydrothermal systems over considerable strike length. Airborne magnetic and radiometric geophysical surveys planned to start in the third quarter will add significantly to targeting of gold-bearing massive and disseminated copper (zinc) and iron sulphide targets at São Francisco.

While the Company will continue to advance Borborema, the project is primarily a high-grade copper deposit with some gold and zinc. As such, Borborema represents an excellent opportunity for a joint venture pursuant to which Yamana would continue to benefit and create value while it maintains its focus on its precious metals opportunities. Several other well-defined copper gold soil and rock anomalies and significant areas of alteration associated with anomalous gold and copper values occur on the property. Drill testing of the São Francisco target and other anomalies on the property will continue in the second half of 2021.

Colíder, Brazil

Colíder is an early stage project located in Mato Grosso state in the newly developing Alta Floresta district, which is being explored for porphyry copper and porphyry gold deposits by Anglo American and Aura Minerals. Yamana has completed soil and rock geochemistry on parts of its 19,700-hectare property with several drill-ready gold targets defined. Initial drill testing of targets began late in the second quarter, with an initial 1,500 metre program planned. Drilling is targeting extensive gold in soil and rock anomalies at the sandstone-hosted gold Aruanã target. Additional exploration work completed at Colíder in the second quarter included development of regional targets with collection of 275 rock and soil samples and geological mapping, including the high priority Bororo target where rock samples contain up to 7.0 g/t of gold.

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7.    FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	June 30, 2021	December 31, 2020
Cash and cash equivalents	$702.0	$651.2
Current assets (including cash and cash equivalents)	996.4	917.9
Non-current assets	7,562.1	7,504.9
Total assets	$8,558.5	$8,422.8
Current liabilities (excluding current portion of debt)	392.5	441.8
Non-current liabilities (excluding long-term debt)	2,008.2	1,814.9
Debt (current and long-term)	994.9	993.8
Total liabilities	$3,395.6	$3,250.5
Equity attributable to Yamana Gold Inc. equity holders	4,378.7	4,346.3
Non-controlling interests	784.2	826.0
Total equity	$5,162.9	$5,172.3
Working capital(6)	$413.1	$476.2
Net debt(1)	$516.3	$565.7

Total assets were $8.6 billion as at June 30, 2021, compared to total assets of $8.4 billion as at December 31, 2020. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at June 30, 2021, were $3.4 billion compared to $3.3 billion as at December 31, 2020. The Company's liability base is primarily comprised of non-current liabilities such as long-term debt, deferred tax liabilities, and decommissioning and reclamation liabilities. Other significant liabilities include: trade payables, current income taxes payable, current component of debt, and provisions.

Cash and Working Capital

Cash and cash equivalents were $702.0 million as at June 30, 2021, compared to $651.2 million as at December 31, 2020. The Company has sufficient cash on hand, available credit and liquidity to fully manage its business. Cash balances include cash acquired on as part of MARA transaction, with a June 30, 2021 balance of $223.4 million, and a December 31, 2020 balance of $223.1 million. The Company had working capital of $413.1 million as at June 30, 2021, compared to a working capital of $476.2 million at December 31, 2020.

Net change in working capital movement was a cash outflow of $14.3 million for the three months ended June 30, 2021. Working capital for the quarter was impacted by several items including:
•A decrease related to lower trade and other payables during the second quarter,
•Net increases in material and supplies inventory at certain mines.
•Partially offset by a decrease in trade and other receivables, and prepaids and advances.

Net change in working capital movement was a cash outflow of $37.5 million for the six months ended June 30, 2021. Working capital for the six month period was impacted by several items including:
•A decrease related to settlement of year-end trade and other payables during the first quarter, including annual audit fees and annual compensation-related payments, and a further decrease during the second quarter as payables and accruals normalize to customary levels;
•Partially offset by a decrease in trade and other receivables, and prepaids and advances.

Debt and Net Debt(1)

Total debt was $994.9 million as at June 30, 2021, comparable to $993.8 million at December 31, 2020, and net debt(1) as at June 30, 2021, was $516.3 million compared to $565.7 million as at December 31, 2020. Net debt(1) decreased by $22.8 million during the quarter, further advancing the Company's objective of achieving a positive net cash(1) position, which is now well ahead of schedule. Net debt(1) is presented excluding the cash attributable to the MARA project, which had a June 30, 2021 balance of $223.4 million.

With continued significant debt and balance sheet improvements, and in connection with the achieved financial management objective of a net debt leverage ratio of below 1.0x when assuming a bottom-of-cycle gold price of $1,350 per ounce, the
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Company has the intention to fully repay its 2022 notes as they come due, and will look into opportunities to accelerate debt repayments, reduce gross debt and improve the maturity profile of the outstanding debt.

The continued potential monetization of various non-producing assets provides further opportunities to reduce debt levels and leverage. The Company recognizes that there is significant value in such assets, which would be more than the total amount of outstanding debt, and along with cash flows, the Company has more than sufficient resources to further reduce outstanding debt, thereby further improving financial flexibility and providing more opportunity for enhanced value and returns for shareholders.

For a cautionary note on non-GAAP financial performance measures and a reconciliation from debt to net debt(1), refer to Section 11: Non-GAAP Financial Performance Measures & Additional Subtotals in Financial Statements.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities. As at June 30, 2021, the financial resources available to the Company for meeting its financial obligations include $750.0 million from its revolving credit facility.

The Company’s near-term financial obligations include financial commitments of $322.3 million and a scheduled debt repayment of $190.7 million in the first quarter of 2022, associated with the $200.0 million in senior notes issued in March 2012. This scheduled debt obligation is expected to repaid in full. The Company remains committed to maintaining amongst the strongest financial position in the industry and continues with its objective of achieving a positive net cash(1) position.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars)	2021	2020	2021	2020
Cash flows from operating activities	$153.5	$92.2	$313.6	$221.3
Cash flows from operating activities before net change in working capital(1)	$167.8	$118.1	$351.1	$282.4
Cash flows (used in) from investing activities	$(81.1)	$48.5	$(185.1)	$(37.1)
Cash flows used in financing activities	$(48.8)	$(140.4)	$(77.7)	$(17.0)
Net free cash flow(1)	$96.3	$60.3	$219.7	$151.2

Operating Activities

Net cash flows from operating activities and cash flows from operating activities before net change in working capital for the three months ended June 30, 2021 were 66% and 42% higher, respectively, than the comparative quarter in 2020, primarily as a result of higher gross margins recognized as a result of increased metal prices and higher production.

The increase in net cash flows from operating activities for the six months ended June 30, 2021 compared to 2020 is also largely attributable to higher gross margins recognized on sales as a result of increased metal prices and higher production.

Investing Activities

For the three months ended June 30, 2021, net cash outflows used in investing activities were $81.1 million compared to net cash inflows of $48.5 million in the comparative quarter. Net cash outflows in the current quarter were comprised largely of capital expenditures of $93.5 million (2020: $49.5 million), partially offset by proceeds from the sale of investments of $29.1 million. In the comparative quarter, net cash flows from investing activities included $98.4 million in proceeds from the sale of certain assets, including $83.5 million received on the sale of FVOCI shares held by the Company and $10.0 million, being the cash component of the consideration receivable on the sale of the royalty portfolio assets. The increase in capital expenditures from the comparative quarter was most significant at Canadian Malartic, where the Company has begun development work on the Odyssey project, and normalized levels of capital expenditures across all of the Company's other mines, which were lower than plan in the comparative quarter due to COVID-19 related restrictions.

For the six months ended June 30, 2021, net cash outflows used in investing activities were $185.1 million compared to net cash outflows of $37.1 million in the comparative period. Net cash outflows in the current period were comprised largely of capital expenditures of $173.4 million (2020: $116.6 million), and $44.8 million being the net cash consideration in the acquisition of Monarch Gold in the first quarter of 2021, partially offset by the proceeds received on the sale of investments of $59.1 million (2020: $99.3 million received on the sale of certain assets as discussed above). As for the three month period above, the increase in capital expenditures from the comparative period was attributable to Canadian Malartic and normalized levels of capital expenditures across the Company's mines.
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Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended June 30, 2021, net cash flows used in financing activities of $48.8 million primarily included interest payments on long-term debt of $21.8 million (2020: $22.5 million) and dividend payments of $25.2 million (2020: $11.9 million), partially offset by cash contributions received from MARA non-controlling interests of $4.7 million (2020: nil). The comparative quarter also included a $100.0 million repayment of the $200.0 million drawn down on the revolving credit facility in the first quarter of 2020 as a precaution given the uncertainty associated with the COVID-19 pandemic at the time. The remaining $100.0 million was subsequently repaid in the fourth quarter of 2020.

In the six months ended June 30, 2021, net cash flows used in financing activities included interest payments of $26.9 million (2020: 28.0 million) and dividend payments of $50.0 million (2020: $21.4 million), partially offset by cash contributions receive from MARA non-controlling interests of $10.9 million (2020: nil). The comparative period also included a net drawdown of $100.0 million on the revolving credit facility (as discussed above) and the repayment of $56.2 million of senior notes that became due in March 2020.

Net Free Cash Flow

The Company generated net free cash flow of $96.3 million in the second quarter of 2021, representing a 60% increase compared to net free cash flow of $60.3 million in the second quarter of 2020. The change is driven largely by strong gross margins due to the favorable metal price environment with stable costs across the operations.

The Company generated net free cash flow of $219.7 million in the six months ended June 30, 2021, representing a 45% increase compared to net free cash flow of $151.2 million in the same period of 2020. The change is driven largely by strong gross margins due to the favorable metal price environment with stable costs across the operations.

For a cautionary note on non-GAAP financial performance measures and a reconciliation from cash flows from operating activities to net free cash flow, refer to Section 11: Non-GAAP Financial Performance Measures & Additional Subtotals in Financial Statements.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at, (In millions of US Dollars)	June 30, 2021	December 31, 2020
Shareholders’ equity	$5,162.9	$5,172.3
Debt	994.9	993.8
	6,157.8	6,166.1
Less: Cash and cash equivalents	(702.0)	(651.2)
	$5,455.8	$5,514.9

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2021, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total*
Debt
Repayment of principal	$190.7	$376.6	$151.7	$282.9	$1,001.9
Interest	45.4	63.6	26.5	19.1	154.6
Capital and other financial commitments	55.1	59.3	18.1	—	132.5
Environmental rehabilitation provisions	31.1	53.5	27.8	414.7	527.1
Total contractual obligations and commitments	$322.3	$553.0	$224.1	$716.7	$1,816.1
*    Additionally, as at June 30, 2021, the Company had outstanding letters of credit totalling $69.2 million (C$85.8 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, $27.2 million and $13.6 million
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representing reclamation guarantees related to the Company's Chilean mines and US properties respectively, $22.4 million representing security guarantees in Brazil, $2.0 million representing guarantees for fuel supply at Cerro Moro, and $2.0 million (C$2.5 million) representing surety bonds for reclamation obligations acquired as part of the Company's acquisition of Monarch Gold Corporation. The Company's MARA Project also had outstanding bank guarantees for reclamation obligations totalling $55.7 million, for which an equivalent amount of cash collateral has been posted.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at, (thousands of units)	July 29, 2021	June 30, 2021
Common shares issued and outstanding	966,434	966,396
Share options outstanding	256	256
Restricted share units	2,205	2,191

8.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Company’s latest available Annual Information Form. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended June 30, 2021, except as noted below:

METAL PRICE RISK

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold and silver. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

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The following chart summarizes one-year movements in the US Dollar price of gold (source: LBMA PM gold price):

Gold Price - Market Update

For the quarter ended June 30, 2021, spot gold prices averaged $1,816 per ounce, representing an increase of 6% compared to $1,711 per ounce in the second quarter of 2020. Prices ranged between $1,726 and $1,903 per ounce during the second quarter of 2021. As at June 30, 2021, the closing price was $1,763 per ounce.

Gold prices moved higher in the second quarter, driven by a weak US dollar and falling real interest rates, before retreating in June, following the economic projections from the Federal Reserve. In the short-term, gold prices are likely be driven by the US dollar and real yields, global monetary policy and fiscal stimulus, and financial market volatility. Going forward, accommodative global monetary policies, combined with rising money supply and further inflationary pressures, should continue to be supportive of gold over the longer term.

Central banks have been net buyers of gold in 2021, with Thailand, Japan and Hungary as notable buyers. Higher oil prices and geopolitical trends should continue to support central bank purchases. Global ETF holdings saw an increase in the second quarter, following the significant decline in the first quarter.

CURRENCY RISK

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais, Argentine Pesos, Chilean Pesos and Canadian Dollars. The appreciation of these foreign currencies against the US Dollar would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.
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US Dollar - Market Update

The following chart summarizes one-year movements in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Brazilian Real, Canadian Dollar and Chilean Peso strengthened against the US Dollar, while the Argentine Peso weakened, during the three months ended June 30, 2021, compared to the same quarter of 2020. In the short term, these currencies will continue to be impacted by specific regional events and COVID-19 economic impacts. As a flight to safety, the performance of the US Dollar will be driven by economic and financial market shocks.

	Average Exchange Rate						Period-end Exchange Rate
	For the three months ended June 30,			For the six months ended June 30,			As at June 30,	As at December 31,
	2021	2020	% *	2021	2020	% *	2021	2020	% *
USD-CAD	1.2280	1.3859	-11.4%	1.2473	1.3650	-8.6%	1.2394	1.2732	-2.7%
USD-BRL	5.2950	5.3885	-1.7%	5.3840	4.9233	9.4%	5.0022	5.1967	-3.7%
USD-ARG	94.074	67.678	39.0%	91.3231	64.5987	41.4%	95.720	84.150	13.7%
USD-CLP	715.55	822.97	-13.1%	719.87	812.89	-11.4%	727.76	710.95	2.4%
*    Positive variance represents the US Dollar Increase in value to the foreign currency.

As at June 30, 2021, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Average call price*	Average put strike price*	Total (millions)*
Brazilian Real to USD
July 2021 - December 2022	R$5.25	R$5.71	R$288.0
*    R$ = Brazilian Reais
**    Evenly split by month.

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In addition, as at June 30, 2021, the Company had forward contracts as follows:

	Average forward price*	Total (millions)**
Brazilian Real to USD
July 2021 to December 2022	R$5.4925	R$288.0
Chilean Peso to USD
July 2021 to December 2021	CLP$736.80	CLP$55,800.0
Canadian Dollar to USD
July 2021 to December 2021	C$1.2703	$120.0
*    R$ = Brazilian Reais, CLP = Chilean Pesos, C$ = Canadian Dollars
**    Evenly split by month.

INFECTIOUS DISEASE RISK

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergency measures in response to the threat or existence of an infectious disease. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. The estimates of management are considered reasonable at this time, however, the full impact of the effects these conditions on mining operations or financial results may vary significantly due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s common shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including COVID-19, could have a material adverse effect on the Company’s business, financial condition and results of operations.

9.    CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

10.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34"). The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2021 are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2020.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

The critical judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were consistent with those disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company's Consolidated Financial Statements for the year ended December 31, 2020.

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11.    NON-GAAP FINANCIAL PERFORMANCE MEASURES & ADDITIONAL SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net debt;
•Net free cash flow; and
•Average realized price per ounce of gold/silver sold

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP financial performance measures and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

•Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”, a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and
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amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities but net of by-product revenue credits from sales of zinc.

The following tables provide detailed reconciliations from costs of sales to cash costs and AISC, for the three and six months ended June 30, 2021, and June 30, 2020. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Reconciliation of Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the three months ended June 30, 2021			For the three months ended June 30, 2020
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Total GEO	Non-Sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA	$173.8	$173.8	$—	$126.3	$126.3	$—
DDA	108.6	108.6	—	76.3	76.3	—
Total cost of sales	$282.4	$282.4	$—	$202.6	$202.6	$—
DDA	(108.6)	(108.6)	—	(76.3)	(76.3)	—
Total cash costs	$173.8	$173.8	$—	$126.3	$126.3	$—
AISC adjustments:
General and administrative expenses	17.0	17.0	—	25.4	25.4	—
Community costs in other operating expenses	1.1	1.1	—	1.1	1.1	—
Reclamation & remediation - accretion & amortization	9.0	7.1	1.8	4.3	4.3	—
Exploration capital expenditures	17.2	9.6	7.6	9.2	8.4	0.8
Exploration and evaluation expenses	7.8	0.7	7.2	2.9	2.0	0.9
Sustaining capital expenditures	46.1	46.1	—	26.5	26.5	—
Leases (IFRS 16 Adjustment)	5.7	5.7	—	4.8	4.8	—
Total AISC		$261.0			$198.8
GEO sold(2)		241,481			176,758
Cost of sales excluding DDA per GEO sold		$720			$715
DDA per GEO sold		$450			$432
Total cost of sales per GEO sold		$1,170			$1,146
Cash costs per GEO sold		$720			$715
AISC per GEO sold		$1,081			$1,125

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Cash Cost & AISC Reconciliation - Total	For the six months ended June 30, 2021			For the six months ended June 30, 2020
(In millions of US Dollars except GEO and per GEO amounts)	Total	Total GEO	Non-sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA	$337.7	$337.7	$—	$280.7	$280.7	$—
DDA	209.1	209.1	—	175.7	175.7	—
Total cost of sales	$546.8	$546.8	$—	$456.4	$456.4	$—
DDA	(209.1)	(209.1)	—	(175.7)	(175.7)	—
Total cash costs	$337.7	$337.7	$—	$280.7	$280.7	$—
AISC adjustments:
General and administrative expenses	35.3	35.3	—	41.2	41.2	—
Community costs in other operating expenses	2.3	2.3	—	2.4	2.4	—
Reclamation & remediation - accretion & amortization	17.1	13.4	3.7	9.5	9.5	—
Exploration capital expenditures	33.2	17.7	15.5	22.9	17.2	5.7
Exploration and evaluation expenses	13.9	1.3	12.6	5.5	3.9	1.6
Sustaining capital expenditures	88.3	88.3	—	63.4	63.4	—
Leases (IFRS 16 Adjustment)	10.4	10.4	—	10.1	10.1	—
Total AISC		$506.4			$428.5
GEO sold(2)		476,215			399,113
Cost of sales excluding DDA per GEO sold		$709			$703
DDA per GEO sold		$439			$440
Total cost of sales per GEO sold		$1,148			$1,144
Cash costs per GEO sold		$709			$703
AISC per GEO sold		$1,064			$1,074

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Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended June 30, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$173.8	$59.6	$31.5	$28.1	$37.1	$17.5	$—
DDA	108.6	47.8	12.9	12.8	20.9	11.8	2.4
Total cost of sales	$282.4	$107.4	$44.4	$40.9	$58.0	$29.3	$2.4
DDA	(108.6)	(47.8)	(12.9)	(12.8)	(20.9)	(11.8)	(2.4)
Total cash costs	$173.8	$59.6	$31.5	$28.1	$37.1	$17.5	$—
AISC adjustments:
General and administrative expenses	17.0	0.9	0.2	0.2	0.2	0.3	15.2
Community costs in other operating expenses	1.1	0.1	0.1	0.7	—	—	0.2
Reclamation & remediation - accretion & amortization	9.0	4.3	0.4	0.5	0.6	1.2	2.0
Exploration capital expenditures	17.2	—	2.1	1.8	4.8	1.0	7.5
Exploration and evaluation expenses	7.8	0.1	—	—	—	—	7.8
Sustaining capital expenditures	46.1	20.8	3.3	8.4	9.1	4.2	0.3
Leases (IFRS 16 Adjustment)	5.7	0.2	1.6	1.4	1.0	1.0	0.5
Total AISC		$85.9	$39.3	$41.1	$52.8	$25.1
GEO sold(2)		94,335	47,696	27,443	50,136	21,871
Cost of sales excluding DDA per GEO sold		$632	$660	$1,025	$740	$798
DDA per GEO sold		$507	$271	$467	$417	$540
Total cost of sales per GEO sold		$1,139	$931	$1,492	$1,157	$1,338
Cash costs per GEO sold		$632	$660	$1,025	$740	$798
AISC per GEO sold		$911	$824	$1,499	$1,053	$1,147

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended June 30, 2020
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$126.3	$35.1	$23.2	$21.7	$30.7	$15.6	$—
DDA	76.3	28.3	11.9	10.4	15.3	8.5	1.9
Total cost of sales	$202.6	$63.4	$35.1	$32.1	$46.0	$24.1	$1.9
DDA	(76.3)	(28.3)	(11.9)	(10.4)	(15.3)	(8.5)	(1.9)
Total cash costs	$126.3	$35.1	$23.2	$21.7	$30.7	$15.6	$—
AISC adjustments:
General and administrative expenses	25.4	0.6	0.2	0.2	0.2	0.2	24.0
Community costs in other operating expenses	1.1	—	0.1	0.8	—	—	0.2
Reclamation & remediation - accretion & amortization	4.3	1.9	0.5	0.5	0.5	0.7	0.2
Exploration capital expenditures	9.2	—	0.7	2.5	3.8	1.5	0.7
Exploration and evaluation expenses	2.9	—	—	—	—	—	2.9
Sustaining capital expenditures	26.5	8.1	4.7	4.0	6.6	2.7	0.4
Leases (IFRS 16 Adjustment)	4.8	0.2	1.0	1.2	1.6	0.5	0.3
Total AISC		$46.0	$30.3	$30.9	$43.4	$21.2
GEO sold(2)		46,662	45,515	21,310	46,134	17,137
Cost of sales excluding DDA per GEO sold		$753	$510	$1,017	$667	$907
DDA per GEO sold		$606	$261	$490	$331	$497
Total cost of sales per GEO sold		$1,359	$771	$1,507	$998	$1,404
Cash costs per GEO sold		$753	$510	$1,017	$667	$907
AISC per GEO sold		$986	$666	$1,450	$942	$1,234
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Cash Cost & AISC Reconciliation - Operating Segments	For the six months ended June 30, 2021
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$337.7	$112.1	$59.1	$55.5	$73.2	$37.8	$—
DDA	209.1	89.6	24.5	26.1	40.9	23.2	4.8
Total cost of sales	$546.8	$201.7	$83.6	$81.6	$114.2	$61.0	$4.8
DDA	(209.1)	(89.6)	(24.5)	(26.1)	(40.9)	(23.2)	(4.8)
Total cash costs	$337.7	$112.1	$59.1	$55.5	$73.2	$37.8	$—
AISC adjustments:
General and administrative expenses	35.3	1.7	0.3	0.2	0.2	0.3	32.6
Community costs in other operating expenses	2.3	0.2	0.2	1.7	—	—	0.2
Reclamation & remediation - accretion & amortization	17.1	7.9	0.8	1.1	1.1	2.4	3.8
Exploration capital expenditures	33.2	—	3.4	3.6	8.6	2.1	15.5
Exploration and evaluation expenses	13.9	0.1	0.1	—	—	—	13.7
Sustaining capital expenditures	88.3	40.3	6.0	15.2	18.2	8.1	0.5
Leases (IFRS 16 Adjustment)	10.4	0.3	2.6	2.7	2.1	1.7	1.0
Total AISC		$162.7	$72.4	$80.0	$103.5	$52.4
GEO sold(2)		182,528	90,655	62,319	96,144	44,569
Cost of sales excluding DDA per GEO sold		$614	$652	$890	$762	$849
DDA per GEO sold		$491	$270	$419	$426	$520
Total cost of sales per GEO sold		$1,105	$922	$1,309	$1,187	$1,369
Cash costs per GEO sold		$614	$652	$890	$762	$849
AISC per GEO sold		$892	$798	$1,283	$1,077	$1,175

Cash Cost & AISC Reconciliation - Operating Segments	For the six months ended June 30, 2020
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$280.7	$82.8	$45.5	$51.1	$65.5	$35.8	$—
DDA	175.7	59.8	23.5	33.0	34.6	20.9	3.9
Total cost of sales	$456.4	$142.6	$69.1	$84.1	$100.1	$56.6	$3.9
DDA	(175.7)	(59.8)	(23.5)	(33.0)	(34.6)	(20.9)	(3.9)
Total cash costs	$280.7	$82.8	$45.5	$51.1	$65.5	$35.8	$—
AISC adjustments:
General and administrative expenses	41.2	1.4	0.4	0.2	0.2	0.2	38.8
Community costs in other operating expenses	2.4	0.2	0.1	1.7	—	—	0.4
Reclamation & remediation - accretion & amortization	9.5	3.8	1.2	1.3	1.1	1.7	0.4
Exploration capital expenditures	22.9	—	2.7	5.1	6.4	3.1	5.6
Exploration and evaluation expenses	5.5	0.1	—	—	—	—	5.4
Sustaining capital expenditures	63.4	20.4	11.4	11.3	14.2	5.3	0.8
Leases (IFRS 16 Adjustment)	10.1	0.3	2.1	2.4	3.5	1.0	0.8
Total AISC		$108.9	$63.4	$73.2	$90.9	$47.0
GEO sold(2)		113,055	89,021	53,021	103,408	40,608
Cost of sales excluding DDA per GEO sold		$732	$511	$964	$633	$881
DDA per GEO sold		$529	$264	$622	$335	$514
Total cost of sales per GEO sold		$1,261	$776	$1,587	$968	$1,395
Cash costs per GEO sold		$732	$511	$964	$633	$881
AISC per GEO sold		$964	$712	$1,380	$879	$1,158

NET DEBT

The Company uses the financial measure "net debt", which is a non-GAAP financial performance measure, to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial performance measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to
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provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. Cash related to the MARA Project is added back to the net debt calculation on the basis that the cash is specific to the MARA Project, and not available to the Company for the purposes of debt reduction.

When the cash and cash equivalent balance exceeds the total debt, the Company is in a "net cash" position. A reconciliation of net debt is provided below:

As at, (In millions of US Dollars)	June 30, 2021	December 31, 2020
Debt
Non-current portion	$804.2	$993.8
Current portion	190.7	—
Total debt	$994.9	$993.8
Less: Cash and cash equivalents	(702.0)	(651.2)
Add: Cash related to MARA	223.4	223.1
Net debt	$516.3	$565.7

NET FREE CASH FLOW

The Company uses the financial measure "net free cash flow", which is a non-GAAP financial performance measure, to supplement information in its consolidated financial statements. Net free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements and other cash flows not related to current period production, less non-discretionary items such as sustaining capital expenditures, interest paid, payment of lease liabilities, and cash used in other financing activities.

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars)	2021	2020	2021	2020
Cash flows from operating activities	$153.5	$92.2	$313.6	$221.3
Adjustments to operating cash flows:
Amortization of deferred revenue	4.5	3.9	12.1	10.0
Temporary suspension, standby and other incremental COVID-19 costs	12.7	19.2	20.9	22.7
Non-discretionary items related to the current period
Sustaining capital expenditures	(46.1)	(26.5)	(88.3)	(63.4)
Interest paid	(21.8)	(22.5)	(26.9)	(28.0)
Payment of lease liabilities	(4.3)	(4.0)	(7.8)	(8.4)
Cash used in other financing activities	(2.2)	(2.0)	(3.9)	(3.0)
Net free cash flow	$96.3	$60.3	$219.7	$151.2

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price" and "average realized silver price", which are non-GAAP financial performance measures, to supplement its consolidated financial statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided below:
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For the three months ended June 30,	2021				2020
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)
Gold	216,039	oz	$1,817	$392.5	155,137	oz	$1,713	$265.7
Silver	1,731,620	oz	$25.96	44.9	2,240,432	oz	$16.83	37.7
Revenue				$437.4				$303.4

For the three months ended June 30,	2021				2020
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	216,039	oz	$1,817	$392.5	155,137	oz	$1,713	$265.7

Silver	1,431,620	oz	$26.73	38.3	1,966,509	oz	$16.56	32.6
Silver subject to metal sales agreement*	300,000	oz	$22.77	6.8	273,923	oz	$18.77	5.1
	1,731,620	oz	$26.05		2,240,432	oz	$16.83
Gross revenue				$437.6				$303.4
(Deduct) add:
Deferred revenue adjustment**				—				—
Other adjustments				(0.2)				—
Revenue				$437.4				$303.4

For the six months ended June 30,	2021				2020
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)
Gold	419,579	oz	$1,805	$757.5	348,953	oz	$1,644	$573.7
Silver	3,861,806	oz	$26.43	102.0	4,911,571	oz	$17.55	86.2
Revenue				$859.5				$659.9

For the six months ended June 30,	2021				2020
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	419,579	oz	$1,805	$757.5	348,953	oz	$1,644	$573.7

Silver	3,226,107	oz	$26.46	85.4	4,337,648	oz	$16.89	73.3
Silver subject to metal sales agreement*	635,699	oz	$22.72	14.4	573,923	oz	$19.22	11.0
	3,861,806	oz	$25.84		4,911,571	oz	$17.16
Gross revenue				$857.3				$658.0
(Deduct) add:
Deferred revenue adjustment**				2.4				1.9
Other adjustments				(0.2)				—
Revenue				$859.5				$659.9
*    Balances represent the metals sold under the metal sales agreements.
**    Consideration from the Company's metal sales agreement is considered variable. Revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the agreement changes. During the three months ended March 31, 2021 and 2020, the Company recognized an adjustment to revenue and finance costs due to a change in the Company's reserve and resource estimates, and therefore, the number of ounces expected to be delivered under the life of the agreement.

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ADDITIONAL SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the consolidated financial statements as contemplated in IAS 1: Presentation of Financial Statements:

•Gross margin excluding depletion, depreciation and amortization - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
•Mine operating earnings/loss - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization, depletion, depreciation and amortization, temporary suspension, standby and other incremental COVID-19 costs, and net impairment write-downs/reversals.
•Operating earnings/loss - represents the amount of earnings/loss before net finance costs, other income/costs and income tax expense/recovery. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance costs and other income/costs are not classified as expenses directly attributable to mining operations.
•Cash flows from operating activities before income taxes paid and net change in working capital - excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
•Cash flows from operating activities before net change in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company believes that this presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost items (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

12.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended June 30, 2021, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between June 30, 2021, and December 31, 2020, and results of operations for the periods ended June 30, 2021, and June 30, 2020.

This Management’s Discussion and Analysis has been prepared as of July 29, 2021. The condensed consolidated interim financial statements prepared in accordance with IAS 34 as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and six months ended June 30, 2021 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the annual audited consolidated financial statements for the year ended December 31, 2020, as well as the most recent Annual Information Form for the year ended December 31, 2020 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2020 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as
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“plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier, P. Geo (Senior Director, Geology and Mineral Resources). Sébastien Bernier, P. Geo is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2020 and other continuous disclosure documents filed by the Company since January 1, 2021 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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ENDNOTES

(1)	A cautionary note regarding non-GAAP financial performance measures is included in Section 11: Non-GAAP Financial Performance Measures & Additional Subtotals in Financial Statements.

(2)
GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 68.01 and 68.48 for the three months and year ended June 30, 2021, respectively, and 105.14 and 99.69 for the three months and year ended June 30, 2020, respectively. GEO calculations are based on an average market gold to silver price ratio for the relevant period.

(3)	Net earnings (loss) and adjustments to net earnings (loss) are those attributable to Yamana Gold Inc. equity holders.

(4)	The amendment to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use, effective from 2022, prohibits entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use.

(5)
Included in the three and six months ended June 30, 2020 gold production figures are 2,651 and 5,625 of pre-commercial production ounces, respectively, related to the Company's 50% interest in the Canadian Malartic mine's Barnat pit which achieved commercial production on September 30, 2020. Pre-commercial production ounces are excluded from sales figures, however pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties, captured as a reduction to expansionary capital expenditures.

(6)	Working capital is defined as the excess of current assets over current liabilities.
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